PROSPECTUS SUPPLEMENT (To Prospectus dated November 13, 2003)	Filed pursuant to rule 424(b)(3) Registration Number 333-110453 333-110453-01

A$10,000,000,000

Queensland Treasury Corporation

(A corporation constituted under the laws of the State of Queensland)

Global A$ Bond Facility

Guaranteed by

The Treasurer on behalf of

The Government of Queensland

Terms:    We plan to offer and sell notes with various terms, including the following:

•   Ranking as our senior indebtedness

•   Issuable at a premium or discount to the principal amount of a bond

•   Redemption and/or repayment provisions, if applicable, whether mandatory, at our option, or at the option of the holders or none at all

•   Payments in Australian dollars

•   Guaranteed unconditionally as to principal and interest by the Treasurer on behalf of the Government of Queensland

•   Minimum denominations of A$1,000

•   Book-entry (through The Depository Trust Company (“DTC”) and records maintained by Euroclear or Clearstream Banking, société anonyme) or certificated form

•   Interest at fixed rates

•   Interest payments on the bonds on a semiannual basis

We will specify the final terms for each bond, which will supplement the terms and conditions as set out in more detail in this prospectus supplement, in the applicable pricing supplement. The terms contained in the applicable pricing supplement will not differ materially from those contained in this prospectus supplement.

You must read the prospectus dated November 13, 2003 (the “accompanying prospectus”) in conjunction with this prospectus supplement. This prospectus supplement provides you with certain terms of the bonds and supplements the description of the bonds contained in the accompanying prospectus. The bonds are referred to as “securities” in the prospectus. If information in this prospectus supplement is inconsistent with the prospectus, this prospectus supplement will replace the inconsistent information in the prospectus.

Under certain circumstances, the bonds may be convertible into domestic A$ bonds as more fully described in condition 6 under “Terms and Conditions of the Bonds” in this prospectus supplement.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the accompanying prospectus or any pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may sell the bonds to the dealers as principals for resale at varying or fixed offering prices or through the dealers as agents using their reasonable efforts on our behalf. Unless otherwise specified in the applicable pricing supplement, the price to the public for the bonds will be 100% of the principal amount. We are authorized to issue up to A$10,000,000,000 of bonds outstanding at any time. Of that amount up to the equivalent of US$1,000,000,000 aggregate principal amount of bonds may be offered and sold in the United States, less the U.S. dollar equivalent amount in respect of any sales of other debt securities registered under the registration statement of which the accompanying prospectus forms a part. If we sell other securities referred to in the accompanying prospectus in the United States, however, the aggregate initial offering price of bonds that we may offer and sell in the United States under this prospectus supplement would be reduced.

We may sell the bonds through the dealers, as agents. If we do, we will pay the dealers certain fees or commissions, as described under “Plan of Distribution” in this prospectus supplement. Any fees or commissions will be specified in the applicable pricing supplement. We may also sell the bonds without the assistance of the dealers (whether they act as principal or as our agent).

Application has been made to the Luxembourg Stock Exchange (the “Luxembourg Stock Exchange”) for up to A$10,000,000,000 of the bonds outstanding at any time, when issued, to be listed on the Luxembourg Stock Exchange. This prospectus supplement may be used to list the bonds on the Luxembourg Stock Exchange during the period of twelve months from the date hereof. We may also issue bonds which are unlisted.

There can be no assurance that the bonds offered by this prospectus supplement and the accompanying prospectus will be sold or that there will be a secondary market for the bonds. We reserve the right to withdraw, cancel or modify any offer made hereby without notice. We or any dealer may reject any offer to purchase bonds, in whole or in part.

Deutsche Bank Securities UBS Investment Bank

ABN AMRO

ABN AMRO Incorporated

Citigroup

Commonwealth Bank of Australia

Credit Suisse First Boston

Deutsche Bank

Macquarie Equities (USA) Inc.

Macquarie Bank Limited London Branch

National Australia Bank

RBC Capital Markets

TD Securities

Westpac Banking Corporation

The date of this Prospectus Supplement is November 25, 2003

Prospectus Supplement

Prospectus

No dealer, salesman, or other individual has been authorized to give any information or make any representations other than those contained in this prospectus supplement (including the accompanying pricing supplement) or the prospectus, and if given or made the information or representations must not be relied upon as having been authorized by us or by any of the dealers. This prospectus supplement and the attached prospectus may be used solely for the purposes for which they have been published. Neither we nor any dealer is making an offer of these bonds in any state of the United States or any other jurisdiction where the offer is not permitted. You should not assume that the information in the prospectus, this prospectus supplement or a pricing supplement is accurate as of any date other than the date on the front of those documents. Up to A$10,000,000,000 of the bonds outstanding at any one time have been authorized for listing on the Luxembourg Stock Exchange. We may also offer unlisted bonds.

We have undertaken, in connection with the listing of the bonds, that if, while bonds are outstanding and listed on the Luxembourg Stock Exchange, there shall occur any adverse change in our business or financial position that is material in the context of the issuance of the bonds which is not reflected in this prospectus supplement (or any of the documents incorporated by reference in this prospectus supplement) and if so required by the Luxembourg Stock Exchange, we will prepare or procure the preparation of an amendment or supplement of this prospectus supplement or, as the case may be, publish a new prospectus supplement for use in connection with any subsequent offering by us of bonds to be listed on the Luxembourg Stock Exchange. Because the prospectus supplement supersedes the accompanying prospectus to the extent that they are inconsistent, we undertake to revise the accompanying prospectus only where changes in our business or financial condition can not be addressed through amendments to this prospectus supplement.

INTRODUCTORY STATEMENT

We intend to use this prospectus supplement, the accompanying prospectus and a related pricing supplement to offer our bonds under our Global A$ Bond Facility within twelve months from the date of this prospectus supplement.

This prospectus supplement provides you with certain terms of the bonds and supplements the description of the bonds contained in the accompanying prospectus. If information in this prospectus supplement is inconsistent with the prospectus, this prospectus supplement will replace the inconsistent information in the prospectus.

Up to US$1,000,000,000 of bonds may be offered pursuant to this prospectus supplement and the accompanying prospectus in the United States, less the U.S. dollar equivalent amount in respect of any sales of other debt securities registered under the registration statement of which the accompanying prospectus forms a part, and will constitute one or more separate series of our securities, being offered by us from time to time and registered under Registration Statement No. 333-110453 which we and the Government of Queensland have filed with the SEC, Washington, D.C., under the United States Securities Act of 1933, as amended (the “Securities Act”).

If you purchase the bonds in any initial offering (in any permitted currency) you must pay for the bonds in Australian dollars. There are limited facilities in the United States for the conversion of U.S. dollars into Australian dollars and vice versa, and banks do not offer non-U.S. dollar checking or savings account facilities in the United States. Dealers in the United States are prepared, subject to any applicable United States laws or regulations, to arrange for the conversion of U.S. dollars into Australian dollars to enable you to pay for the bonds. Each conversion will be made by dealers in the United States on the terms and subject to the conditions, limitations and charges as they may establish in accordance with their regular foreign exchange practices. All costs of exchange will be paid by you.

We accept responsibility for the information contained in this prospectus supplement and the accompanying prospectus. To the best of our knowledge and belief (and we have taken all reasonable care to ensure that it is the case), the information contained in this prospectus supplement and the accompanying prospectus is in accordance with the facts and does not omit anything likely to effect the import of that information.

Pursuant to our agreement with the dealers, we and the Government of Queensland will represent to the dealers that at the time of each acceptance by us of an offer to purchase bonds, neither the accompanying prospectus as supplemented by this prospectus supplement, nor any amendment or supplement thereto, including the documents incorporated by reference in this prospectus supplement or the prospectus, will include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading.

This prospectus supplement and the accompanying prospectus do not constitute an offer of, or an invitation by or on our or the dealers’ behalf to subscribe for or purchase, any securities other than the bonds.

The distribution of this prospectus supplement and the accompanying prospectus and the offering or sale of the bonds in certain jurisdictions may be restricted by law. Persons who receive a copy of this prospectus supplement and the accompanying prospectus are required by us and the dealers to inform themselves about and observe those restrictions. For a description of certain restrictions on offers and sales of bonds and on distribution of this prospectus supplement and the accompanying prospectus, see “Description of Securities and Guarantee—Selling Restrictions” in the accompanying prospectus and “Plan of Distribution—Selling Restrictions” in this prospectus supplement.

Unless otherwise specified in the applicable pricing supplement, bonds offered and sold outside the United States have not been and will not be registered under the Securities Act. Accordingly, subject to certain exceptions, the bonds may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons.

In this prospectus supplement and the accompanying prospectus, references to “dollars” and “A$” are to Australian dollars and references to “U.S. dollars” and “US$” are to United States dollars. References to “QTC”, “we”, “us” or “our” are to Queensland Treasury Corporation, and references to the “guarantor” or “Queensland” are to the State of Queensland.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports and other information with the SEC. You may read and copy any documents we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC allows us to “incorporate by reference” the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information as well as the information included in this prospectus supplement. We incorporate by reference the annual report on Form 18-K for us and the Government of Queensland for the fiscal year ended June 30, 2003 and any future reports and amendments filed with the SEC after the date of this prospectus supplement under Sections 13(a) and 13(c) of the United States Securities Exchange Act of 1934. Our Form 18-K, contains, among other information, our most recently published annual report and consolidated financial statements and our most recently published interim financial statements, from time to time.

You may request a copy of our Form 18-K and any amendments made to it (other than any exhibits unless specifically incorporated by reference into this prospectus supplement), at no cost, by writing or telephoning us at the address set out under “General Information” in this prospectus supplement. In addition, the Form 18-K will be available free of charge from the principal office of Deutsche Bank Luxembourg S.A. in its capacity as listing agent for the bonds listed on the Luxembourg Stock Exchange.

If the terms or conditions of the bonds are modified or amended in a manner which would make this prospectus supplement, as so modified or amended, inaccurate or misleading, a new prospectus supplement will be prepared.

In connection with the issue of any bonds, the dealer (if any) disclosed as the stabilising dealer in the relevant pricing supplement or any person acting on its behalf may over-allot or effect transactions with a view to supporting the market price of such bonds at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there will be no obligation on the stabilising dealer or any of their agents to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period of time.

TERMS AND CONDITIONS OF THE BONDS

We refer you to the description of the general terms and conditions of the bonds, referred to in the accompanying prospectus as the securities. The following description of the bonds supplements the descriptions of the general terms and conditions of the securities in the accompanying prospectus and replaces any inconsistent information therein.

The bonds will be issued under an amended and restated fiscal agency agreement dated as of November 1, 2002, as described herein and in the accompanying prospectus, among us, Deutsche Bank AG London as fiscal agent and London paying, transfer and authenticating agent, Deutsche Bank Luxembourg S.A., as Luxembourg paying and transfer agent, and Deutsche Bank Trust Company Americas, as New York paying, transfer and authenticating agent. The bonds will have the benefit of Deeds of Guarantee dated as of January 14, 1993, December 16, 1993, January 24, 2001 and December 4, 2001, and executed by the Treasurer on behalf of the Government of Queensland as guarantor, in accordance with the approval of the Governor in Council of the State of Queensland. Certain statements in this prospectus supplement are summaries of, and subject to, the detailed provisions of the fiscal agency agreement, which includes the form of the global bonds. Copies of the amended and restated fiscal agency agreement and the guarantee are available for inspection, free of charge, at the offices of the fiscal agent as well as the offices of Luxembourg paying, transfer and listing agent, Deutsche Bank Luxembourg, S.A. located at 2 Boulevard Konrad Adenauer, L-1115, Luxembourg. You are bound by, and by acquiring interests in any bonds are deemed to have notice of, all the provisions of the amended and restated fiscal agency agreement and the guarantee. References in the attached prospectus to the “fiscal agency agreement” are hereby deemed to be references to the amended and restated fiscal agency agreement. The amended and restated fiscal agency agreement has been filed with the SEC as an exhibit to our Form 18-K for the fiscal year ended June 30, 2003.

1.    Form, Denomination and Title

All bonds with the same issue date, interest rate and maturity date and otherwise identical terms will be represented by a global bond. Each global bond will be registered in the name of Cede & Co. as nominee of DTC. Each bond represented by a global bond is referred to as a book-entry bond. Except as set forth under “Book-Entry System” below, all bonds will be book-entry bonds and bonds will not be issuable in definitive or certificated form. So long as DTC or its nominee is the registered holder of any global bond, DTC or its nominee will be considered the sole holder of the book-entry bond or bonds represented by the global bond for all purposes under the amended and restated fiscal agency agreement, the book-entry bonds and the guarantee. For additional information regarding the form of the bonds please see “Book-Entry System” below. Any definitive or certificated bonds issued will be issued in registered form only and in minimum denominations of A$1,000 and integral multiples thereof.

2.    Status of the Bonds

The bonds constitute our direct, unconditional and unsecured obligations, the full faith and credit of which will be pledged for the payment and performance of the bonds. At the time of issuance the bonds will rank in parity with all of our other direct and general unsecured obligations for borrowed money without any preference granted by us one above the other by reason of priority of date of issue, currency of payment or otherwise.

Pursuant to Section 15 of the Queensland Treasury Corporation Act 1988, except to the extent that it is otherwise provided by the Governor in Council of the State of Queensland, all profits made by us will accrue to the benefit of the Consolidated Fund of the State of Queensland and any of our losses will be the responsibility of the Consolidated Fund of the State of Queensland.

3.    Guarantee

By the guarantee, Queensland guarantees the payment when due of principal and interest on the bonds. The guarantee is a direct and unconditional obligation of the guarantor. All moneys payable by Queensland under the guarantee are a charge upon, and will be paid out of, the Consolidated Fund of the State of Queensland which is to the extent necessary appropriated accordingly, and the guarantee ranks on a parity with all of its other unsecured obligations.

4.    Interest

The applicable pricing supplement relating to a bond will designate a fixed rate of interest per year payable on the bond. Unless otherwise indicated in the applicable pricing supplement:

•	the interest with respect to the bond described in that pricing supplement will be paid semi-annually on the dates set forth in that pricing supplement; and

•	the regular record dates for each interest payment date will be the close of business on the eighth day (whether or not a business day) next preceding the interest payment date, in each case as specified in that pricing supplement.

Unless otherwise indicated in the applicable pricing supplement, each interest payment for bonds will be the amount of interest accrued from and including the previous interest payment date to which interest has been paid or duly provided to, but excluding, the relevant interest payment date.

Two equal semi-annual payments will be made on the bonds and interest accrued will be computed on the basis of the actual number of days in any semi-annual period and actual number of days elapsed. Interest will be calculated in the same manner as interest is calculated on our domestic A$ bonds. The bonds are denominated in, and payments of principal and interest will be made by us to the fiscal agent in, Australian dollars outside Australia. Please see “Foreign Currency Risks” and “Australian Taxation” in this prospectus supplement and “Description of Securities and Guarantee—Taxation by the Commonwealth” in the accompanying prospectus for a more detailed discussion.

5.    Global Bonds

Cede & Co., as nominee for DTC, will be the registered holder of the global bonds. Clearstream Banking, société anonyme, referred to as Clearstream, Luxembourg, and Euroclear Bank S.A./N.V. as operator of the Euroclear system will hold omnibus positions on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and Euroclear’s names on the books of their respective system depositaries which in turn will hold the positions in customers’ securities accounts in the system depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and Euroclear Bank will act as depositary for Euroclear, and in those capacities, they will be referred to as the system depositaries.

Transfers between participants will occur in the ordinary way in accordance with DTC rules. Transfers between Clearstream, Luxembourg and Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg or Euroclear, as the case may be.

Cross-market transfers between beneficial owners holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its system depositary. These cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in the relevant system in accordance with its rules and procedures and within its established deadlines on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its system depositary to take action to effect final settlement on its behalf by delivering or receiving bonds in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg and Euroclear participants may not deliver instructions directly to the system depositaries.

Because of time-zone differences, credits of bonds received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing day dated the business day following the DTC settlement date and the credits or any transactions in the bonds settled during the processing will be reported to the relevant Euroclear or Clearstream, Luxembourg participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of bonds by or through a Clearstream, Luxembourg or a Euroclear participant to a Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

6.    Transfer for Domestic A$ Bonds

The bonds are transferable for our domestic A$ bonds of the series with the equivalent maturity and coupon as the bonds. The domestic A$ bonds would be newly created and, at your election, those domestic A$ bonds would be listed with the Australian Stock Exchange. The domestic A$ bonds will not be listed on the Luxembourg Stock Exchange.

The domestic A$ bonds constitute our direct, unconditional, general and unsecured obligations.

Principal on the relevant domestic A$ bond is repayable at par in Australian dollars on the maturity date, and interest is payable semi-annually similarly in Australian dollars. The registrar will pay the principal and interest on the domestic A$ bonds by Australian dollar check posted to the registered bondholder at the address of the bondholder appearing on the register or by credit to a bank account in Australia on the instructions of any bondholder. Ownership of the domestic A$ bonds is reflected on the register and no certificates representing the domestic A$ bonds are issued. There are no covenants or events of default with respect to the domestic A$ bonds. For further information regarding the Australian tax consequences of holding the bonds, please see the section of this prospectus supplement entitled “Australian Taxation”.

The due repayment of principal and due payment of interest on domestic A$ bonds are expressly guaranteed by the guarantor pursuant to Section 32 of the Queensland Treasury Corporation Act and all moneys payable pursuant to the guarantee are a charge upon and will be paid out of the Consolidated Revenue Fund of the State of Queensland which is to the extent necessary appropriated accordingly. For purposes of the Queensland Treasury Corporation Act and certain other purposes, the domestic A$ bonds have been and are identified as our “Inscribed Stock”.

The issue and transfer of domestic A$ bonds is as from May 26, 1990 exempted from stamp duties imposed under legislation of the State of Queensland. For a discussion of the tax consequences to a U.S. investor of holding the bonds, see “United States Taxation” and “Australian Taxation” in this prospectus supplement and “Description of Securities and Guarantee—Australian Taxation” and “—United States Federal Taxation” in the accompanying prospectus.

In order to transfer bonds for domestic A$ bonds, you must contact the participant through which you hold your bonds to obtain an election form, which is an original written instrument of election of transfer that will specify the description of the bonds and the amount of the bonds, in denominations of A$1,000 or integral multiples thereof, to be transferred for domestic A$ bonds. You must elect whether you require the domestic A$ bonds into which you are transferring to be listed with the Australian Stock Exchange. You must complete and deliver the election form to the participant through which you hold your bonds.

If you hold through Clearstream, Luxembourg or Euroclear participants, you must deliver the election form to that participant for delivery on to Clearstream, Luxembourg or Euroclear. An authorized signatory of the participant, or Euroclear and Clearstream, Luxembourg, shall sign the election form and certify as to that beneficial owner’s holding of the bonds and forward the election form to the relevant transfer agent, each of which is listed on the inside back cover of this prospectus supplement.

Once the participant, or Euroclear and Clearstream, Luxembourg, receives confirmation from the transfer agent that the election form has been received, the participant (or, in the case of Euroclear and Clearstream, Luxembourg, the system depositary) will send a free delivery order to the DTC system to deliver the bonds free of payment from the participant’s account (or, in the case of Euroclear and Clearstream, Luxembourg, the system depositary’s accounts) with the depositary to the transfer agent’s account. In the free delivery order, the participant (or, in the case of Euroclear and Clearstream, Luxembourg, the system depositary) must refer to the transfer and the serial number of the election form.

Upon the receipt of both the election form and the free delivery of the bonds, the transfer agent will instruct:

•	the registrar of the domestic A$ bonds to register the domestic A$ bonds in the name of the person specified in the election form;

•	the depositary to withdraw the bonds from the transfer agent’s account; and

•	the fiscal agent to reduce the global bond by the amount transferred for domestic A$ bonds.

In order to become a holder of the domestic A$ bonds as of any record date, both the election form and the free delivery order must be received by the transfer agent no later than 12:00 noon (New York City time) on the day preceding that record date.

In the event that the bonds cease to be book-entry bonds, the holder of any bonds must complete an election form and deliver it together with the certificate for the bonds to the transfer agent in order to effect a transfer for domestic A$ bonds.

Transfers may be made from the bonds to the domestic A$ bonds but not vice versa.

7.    Redemption

Your pricing supplement will indicate either that a bond cannot be redeemed prior to its stated maturity or that a bond will be redeemable at our option on or after a specified date prior to its stated maturity at a specified price or prices (which may include a premium), together with accrued interest to the date of redemption. In addition, the applicable pricing supplement will indicate either that we will not be obligated to redeem or purchase a bond at your option or that we will be so obligated. If we will be so obligated, the applicable pricing supplement will indicate the date or dates on which (or, if applicable, the event or events upon the occurrence of which) and the price or prices at which the applicable bonds will be redeemed or purchased, in whole or in part, pursuant to the obligation and the other detailed terms and provisions of the obligation. All bonds which are redeemed will be cancelled and cannot be reissued or resold.

Unless otherwise specified in an applicable pricing supplement, the bonds will not be subject to any sinking fund or analogous provisions.

We may at any time purchase bonds in any manner and at any price subject to compliance with any applicable laws.

Should we, on the occasion of the next payment in respect of any bond, be obligated to pay any additional amounts as are referenced in “Payment of Additional Amounts in Certain Circumstances” in this prospectus supplement, we may, at our option, on the giving of not less than 30 nor more than 45 days’ notice to you, redeem all of the bonds then outstanding at their principal amount plus accrued interest to the date fixed for redemption.

8.    Payments on the Bonds

Beneficial owners holding through a participant.    The registered holder of bonds (which will be the nominee of the depositary for all bonds represented by a global bond) will elect by notice to the relevant paying agent, each of which is listed on the inside back cover of this prospectus supplement, to have all or a portion of any payment of principal or interest on any bond held through a participant, other than a system depositary, converted by Deutsche Bank Trust Company, as the exchange rate agent, into U.S. dollars, unless you elect to be paid in Australian dollars.

The U.S. dollar amount to be received by a beneficial owner of that bond not electing to receive Australian dollars will be based on the highest bid quotation in The City of New York received by the exchange rate agent at approximately 11:00 a.m., New York City time, on the second business day preceding the applicable payment date. The exchange rate agent will receive the quotation from three recognized foreign exchange dealers (one of which may be the exchange rate agent) for the purchase by the quoting dealer of U.S. dollars for Australian dollars for settlement on the next succeeding payment date in the aggregate amount of Australian dollars payable to all beneficial owners receiving U.S. dollar payments and at which the applicable dealer commits to execute a contract. If three bid quotations are not available on that date, payments will be made in Australian dollars. All currency exchange costs will be deducted from those payments.

If you hold bonds other than through Euroclear or Clearstream, Luxembourg, and you elect to receive payments of principal and interest in Australian dollars, you must notify the participant through which your interest is held on or prior to the applicable record date, in the case of a payment of interest, and on or prior to the eighth day prior to maturity, in the case of a payment of principal of:

•	your election to receive all or a portion of the payment in Australian dollars; and

•	wire transfer instructions to an Australian dollar account maintained with a bank outside of Australia (unless payment of the full amount thereof in Australian dollars outside Australia is illegal or effectively precluded by exchange controls or similar restrictions) with respect to any payment to be made in Australian dollars.

Unless otherwise specified in the applicable pricing supplement, that participant must notify the depositary of the election and wire transfer instructions on the first business day after the record date. The depositary will notify the paying agent of the election and wire transfer instructions on the second business day after the record date. If complete instructions are received by the participant and forwarded by the participant to the depositary, and by the depositary to the paying agent, on or prior to those dates, the beneficial owner will receive payments in Australian dollars.

Beneficial owners holding through Clearstream, Luxembourg and Euroclear.    If you hold bonds through Euroclear or Clearstream, Luxembourg, you will receive payment of principal and interest on the bonds in Australian dollars through Euroclear or Clearstream, Luxembourg, as the case may be, unless you elect, in accordance with the operating procedures of Euroclear or Clearstream, Luxembourg, as the case may be, to have the Australian dollar payments converted to U.S. dollars at the applicable exchange rate in the manner described above. If you hold through Euroclear or Clearstream, Luxembourg and you elect to receive payments in U.S. dollars, you must notify Euroclear or Clearstream, Luxembourg, as the case may be, in accordance with the operating procedures of Euroclear or Clearstream, Luxembourg, as the case may be, of your election on or prior to the record date regarding a payment of interest and on or prior to the eighth day prior to maturity in the case of a payment of principal. If the election is not received by Euroclear or Clearstream, Luxembourg on or prior to the applicable record date or the eighth day prior to maturity, as the case may be, and forwarded to the paying agent in the manner described above, principal or interest will be paid in Australian dollars.

In the event that the bonds cease to be book-entry bonds, all payments of principal and interest will be converted to U.S. dollars in the manner described above unless you:

•	notify the paying agent that you elect to receive the payment in Australian dollars; and

•	provide the fiscal agent with wire transfer instructions to an Australian dollar account maintained with a bank outside Australia.

It is our obligation to make payments of principal of and interest on the bonds in Australian dollars. None of the fiscal agent, the paying agent, the exchange rate agent or us have any responsibility for the foregoing procedures with respect to your ability to receive payments in U.S. dollars nor will we or any of them be liable for any losses arising in connection with the procedures or movements in exchange rates.

If the due date for payment of any amount of principal or interest in respect of any bond is not a business day in The City of New York, Luxembourg and Sydney, Australia, then you will not be entitled to payment of the amount due until the next following day which is a business day in all of the locations and will not be entitled to any further interest or other payments in respect of the delay. As used in this paragraph, “business day” means, with respect to a specified location, any Monday, Tuesday, Wednesday, Thursday or Friday which is not a day on which banking institutions in the applicable location are authorized or required by law to close.

Holders of bonds in definitive form.    Payments of principal and any interest in respect of definitive bonds (if issued) will, subject to various conditions, be made against presentation or surrender of definitive bonds at any specified office outside Australia of any paying agent. So long as the bonds are listed on the Luxembourg Stock Exchange, we will maintain a Luxembourg paying agent as a condition of that listing. Should the Luxembourg paying agent cease to be Deutsche Bank Luxembourg, S.A., we will notify holders in accordance with the procedures described below in condition 16.

9.    Purchases

We may at any time purchase bonds in any manner and at any price subject to compliance with any applicable laws.

10.    Cancellation

All bonds which are redeemed by us will be cancelled and may not be reissued or resold.

11.    Payment of Additional Amounts in Certain Circumstances

All payments by us of, or in respect of, principal of, and any premium and interest on, the bonds, except for the domestic A$ bonds, will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision or authority thereof or therein having power to tax, unless the withholding or deduction of the taxes, duties, assessments or governmental charges is required by law. In that event, we or, as the case may be, the guarantor will pay the additional amounts as may be necessary in order that the net amounts receivable by you after the withholding or deduction (and after deduction of any additional taxes, duties, assessments or governmental charges payable in respect of such additional amounts) shall equal the respective amounts of principal and interest which would have been receivable in respect of the bonds, in the absence of the withholding or deduction. However, no additional amounts will be so payable for or on account of:

(1)  any withholding, deduction, tax, duty, assessment or other governmental charge which would not have been imposed but for the fact that the holder:

(A)  was a resident, domiciled in or a national of, or engaged in business or maintained a permanent establishment or was physically present in, Australia or otherwise had some connection with Australia other than the mere ownership of, or receipt of payment under, the bond;

(B)  presented a bond for payment in Australia, unless the bond could not have been presented for payment elsewhere; or

(C)  presented the bond more than 30 days after the date on which the payment in respect of the bond first became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to the additional amounts if it had presented the bond for payment on any day within the period of 30 days;

(2)  any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any withholding or deduction on account of such taxes;

(3)  any tax, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payments of (or in respect of) principal of, or any premium or interest on, the bond;

(4)  any withholding, deduction, tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of a bond or, if the bond is a global bond, the beneficial owner of a bond to comply with our request addressed to the holder or beneficial owner, as the case may be,

(A)  to provide information concerning the nationality, residence, identity or address of the holder or the beneficial owner, as the case may be or

(B)  to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (A) or (B), is required or imposed by a statute, treaty, regulation or administrative practice of Australia or any political subdivision or authority thereof or therein having the power to tax as a precondition to exemption from all or part of the withholding, deduction, tax, assessment or other governmental charge; or

(5)  any combination of items (1), (2), (3) and (4) above.

Furthermore, no additional amounts will be paid with respect to any payment of, or in respect of, any principal of, or any premium or interest on, the bonds to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment to the extent the payment would, under the laws of the Commonwealth of Australia or any political subdivision or authority thereof or therein having the power to tax, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to the fiduciary or a member of the partnership or a beneficial owner who would not have been entitled to the additional amounts had it been the holder of a bond.

We will not be liable to pay additional amounts to any holder for any deduction or withholding on account of any duties or taxes where those duties or taxes are imposed or levied by or on behalf of the Commonwealth of Australia by virtue of the holder being our associate (as defined in Section 128F of the Income Tax Assessment Act 1936 (Australia)) or as a result of the holder being a party to or participating in a scheme to avoid the duties or taxes, being a scheme which we neither were party to nor participated in.

Australian withholding tax at the rate of 10% will be deducted by us from payments of any interest on our domestic A$ bonds paid to a non-resident of Australia. We are not obliged to “gross up”, nor make any additional payments to, a holder of domestic A$ bonds in respect of any withholding.

Any reference in this prospectus supplement to principal or interest in respect of the bonds will also be deemed to refer to any additional amounts which may be payable in respect of those bonds.

12.    Events of Default

In case one or more of the following events of default has occurred and is continuing:

•	any principal or interest in respect of any of the bonds is not paid when due and remains unpaid for a period of 30 days; or

•	we or the guarantor fails to perform any other material obligation under the bonds or the guarantee and that failure is not remedied within a period of 60 days after written notice of that failure is given by any holder of bonds to us at the specified office of the fiscal agent; or

•	we cease to be a corporation sole constituted by the Under Treasurer of the State of Queensland pursuant to Section 4 of the Statutory Bodies Financial Arrangements Act 1982 under the name and style “The Queensland Government Development Authority” as preserved and continued in existence as so constituted as a corporation sole under the name and style “Queensland Treasury Corporation” by the Queensland Treasury Corporation Act 1988 of the State of Queensland (or by any statutory modification or amendment of either of those Acts) unless our obligations under the bonds are forthwith assumed by the guarantor or by a successor statutory body constituted by public Act of the State of Queensland and the guarantee continues to remain in full force and effect in respect thereof; or

•	we or the guarantor fail to repay the whole of the principal sum of any of its indebtedness for borrowed money being in excess of US$10,000,000 (or the equivalent thereof in any other currency) within 30 days of the date on which it becomes due and payable or fail to repay the whole of the principal sum of any indebtedness for borrowed money being in excess of US$10,000,000 (or the equivalent thereof in any other currency) under any guarantee given by it in respect thereof within 30 days of the date on which it becomes due and payable under that guarantee; or

•	the guarantee for any reason ceases to be in full force and effect or you cease to be entitled to the full benefit of the guarantee in accordance with its terms and it is not forthwith replaced by another guarantee by the guarantor on substantially the same terms and conditions as the guarantee or by some other security as may be approved by an extraordinary resolution (as defined in the amended and restated fiscal agency agreement) by the holders of the bonds;

then in each and every case the principal amount of any bond together with all accrued interest thereon will, at the option of, and upon written notice to the fiscal agent by, the holder thereof, mature and become due and payable on the date on which that written notice is received by the fiscal agent unless prior to the receipt of that notice all events of default in respect of all the bonds have been cured.

If you own book-entry bonds, you will have to give notices to us and the guarantor in connection with any event of default, and exercise any other rights against us and the guarantor as a result of that event of default, through the participant through which you are holding your bonds.

We agree to indemnify each holder of bonds against any costs (including stamp duty) which that holder (or you or any person in the chain between that holder and you) may reasonably incur in connection with any proceedings to enforce any of the provisions of the bonds.

13.    Meetings of Holders of the Bonds

Pursuant to the amended and restated fiscal agency agreement, we may, at any time, and we will, upon a request in writing made by one or more registered holders, or its or their proxy or proxies, holding not less than 10% of the principal amount of the bonds of the same series then outstanding, convene a meeting of holders of the bonds.

Any request in writing by registered holders of bonds must be made by filing the same at the specified office of the fiscal agent. A holder of a beneficial interest in a global bond may only make a request through a participant.

14.    Substitution of the Debtor

We may, without the consent of the holders of bonds, be replaced as principal debtor under the bonds by a successor statutory body constituted by public Act of the State of Queensland, which by the provisions of the Act by which it is constituted assumes all of our obligations under the bonds, or by the guarantor by execution of a deed by which it assumes all of the obligations, so long as:

•	in either case all necessary governmental and regulatory consents and approvals have been obtained for substitution; and

•	in the case of substitution by a successor statutory body, the guarantee of the bonds remains in full force and effect and the holders of the bonds remain entitled to the full benefit of the guarantee in accordance with its terms.

In the event of such substitution, we will notify the Luxembourg Stock Exchange of that substitution and will prepare a revised prospectus supplement to reflect the substitution.

15.    Issuances of Additional Bonds

We may, at any time without your consent, create and issue additional bonds up to, but not exceeding, the facility limit of A$10,000,000,000 so that the additional bonds shall be consolidated and form a single series with the bonds of another series.

16.    Notices Regarding the Bonds

All notices regarding the bonds will be duly given if:

•	delivered in writing to the registered holder of the bond; and

•	published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

If at any time publication in that newspaper is not practicable, notices will be duly given if published in any other leading daily English language newspaper with general circulation in Europe. The notice shall be deemed to have been given on the date of publication or, if published more than once or on different days, on the date of the first publication.

17.     Modification of the Terms and Provisions of the Bonds

We may modify any of the terms or provisions contained in the bonds, other than our domestic A$ bonds, of the same series in any way with the written consent of the holders of not less than 66 2/3% in principal amount of the bonds of the same series at the time outstanding. However, the unanimous consent of all holders of bonds of the same series is required if:

•	any modifications would change the terms of payment of the principal, or any interest or premium on, any bonds of the same series or affect the rights of holders of less than all the bonds of the same series at the time outstanding; and

•	any modification would reduce the aforesaid percentage needed for authorization of modification.

We and the fiscal agent may, without your vote or consent, amend the amended and restated fiscal agency agreement and the bonds for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision thereof, or in any manner which we and the fiscal agent may determine and which shall not be inconsistent with the terms of the bonds and will not adversely affect the interest of any holder of bonds. Any modifications, amendments or waivers of the amended and restated fiscal agency agreement or of the bonds in accordance with the foregoing provisions will be conclusive and binding on all holders of bonds, whether or not they have given the consent and whether or not notation of the modifications, amendments or waivers is made upon the bonds, and on all future holders of bonds. Any instrument given by or on behalf of any holder of a bond in connection with any consent to any modification, amendment or waiver will be irrevocable once given and shall be conclusive and binding on all subsequent holders of the bonds.

Holders will be notified of any modification of the terms or provisions contained in the bonds, whether or not subject to consent of the holders, before it is effective, in accordance with the notification procedures described above in condition 16. For so long as the bonds are listed on the Luxembourg Stock Exchange, if the terms of our

Global A$ Bond Facility are modified or amended in a manner which would make this prospectus supplement, as so modified or amended, inaccurate or misleading, a new prospectus supplement or pricing supplement will be prepared and provided to the Luxembourg Stock Exchange.

18.    Transfer, Exchange and Replacement of Bonds

In addition to the procedures described in the accompanying prospectus, if any bond that is in definitive form is mutilated, defaced, stolen, destroyed or lost it may be replaced at the specified office of any transfer agent, on payment by the holder of those costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as we may reasonably require. Mutilated or defaced bonds must be surrendered before replacements will be issued.

Any definitive bond may be presented for transfer or exchange, other than for the exchange of securities for domestic A$ bonds, at the specified office of any transfer agent, subject to the limitations set forth in the amended and restated fiscal agency agreement and the accompanying prospectus. Upon surrender for exchange or transfer of any definitive bond, the fiscal agent will authenticate and deliver in exchange for the definitive bond, a bond or bonds of the appropriate form and denomination and of an equal principal amount. No service charge will be imposed upon the holder of a definitive bond in connection with exchanges for bonds of a different denomination or for transfers thereof, but the fiscal agent may charge the party requesting any transfer, exchange or registration of the definitive bonds a sum sufficient to reimburse it for any stamp or other tax or other governmental charge required to be paid in connection with the transfer, exchange or registration.

So long as the bonds are listed on the Luxembourg Stock Exchange, we will maintain a Luxembourg transfer agent as a condition of that listing. Should the Luxembourg transfer agent cease to be Deutsche Bank Luxembourg, S.A., we will notify holders in accordance with the procedures described above in condition 16.

19.    Governing Law

The amended and restated fiscal agency agreement, the guarantee and the bonds will be governed by, and interpreted in accordance with, the laws of the State of New York, except that all matters governing authorization and execution by us or the guarantor and any statutory guarantee relating to the bonds will be governed by the laws of Queensland.

Our domestic A$ bonds will be governed by, and interpreted in accordance with, the laws of Queensland.

We and the guarantor have submitted to the jurisdiction of state and federal courts sitting in The City of New York in connection with the amended and restated fiscal agency agreement, the guarantee and the bonds.

USE OF PROCEEDS

The net proceeds from the sale of the bonds offered hereby will finance the activities of the State of Queensland and its statutory bodies. See “Queensland Treasury Corporation” in the accompanying prospectus for a more complete description of these activities. We may pay each dealer up to A$20,000 per annum panel fee in consideration for such dealer’s participation in the sale of the bonds. We may also pay a fixed total fee of A$400,000 per year to be paid on a graduated basis to the dealers who are determined by us to be the top eight performers based on secondary market turnover of bonds and Australian dollar denominated medium-term notes weighted by average holdings of bonds. In certain circumstances, however, commissions or fees, if any, will be determined by the dealers and us at the time of sale. Absent such fees, if we sold A$10,000,000,000 of bonds, we would expect to receive the full amount, before deducting expenses payable by us. The dealers’ commission or fees, if any, for each sale of bonds will be disclosed in the applicable pricing supplement.

BOOK-ENTRY SYSTEM

Upon issuance, the entire principal amount of all bonds with the same issue date, interest rate and represented by a single global bond. Each global bond representing book-entry bonds will be deposited with, or on behalf of, DTC, as depositary, located in The Borough of Manhattan, The City of New York, and will be registered in the name of the depositary or its nominee. Book-entry bonds will not be transferable or exchangeable for definitive or certificated bonds except under the limited circumstances described below.

It is expected that delivery of the bonds will be made against payment therefor on or about the third business day following the date agreement is reached to purchase those bonds.

Ownership of beneficial interests in a global bond will be limited to participants, which are persons that have accounts with the depositary or its nominee, or persons that may hold interests through participants. In addition, ownership of beneficial interests in a global bond will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for the global bond. Ownership of beneficial interests in a global bond by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within the participant will be effected only through, records maintained by the participant. The laws of some states of the United States may require that certain purchasers of securities take physical delivery of the securities in definitive form. The limits and laws may impair the ability to own, transfer or pledge beneficial interests in a global bond.

We have been advised by the depositary that upon the issuance of a global bond representing book-entry bonds, and the deposit of the global bond with the depositary, the depositary will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of the book-entry bonds represented by the global bond to the accounts of participants. The accounts to be credited will be designated by the soliciting dealer or, to the extent that the book-entry bonds are offered and sold directly, by us. The depositary will have no knowledge of the actual holder of beneficial interests in any global bond and its records reflect only the identity of the participants to whose accounts book-entry bonds are credited. The participants remain responsible for keeping account of their holdings on behalf of their customers.

So long as the depositary for a global bond, or its nominee, is the registered holder of the global bond, the depositary or the nominee, as the case may be, will be considered the sole holder of the bonds represented by the global bond for all purposes under the amended and restated fiscal agency agreement, the terms of the global bond and the guarantee. Except as provided below, if you own a beneficial interest in a global bond you will not be entitled to have the bonds represented by that global bond registered in your name and will not receive or be entitled to receive physical delivery of the bonds in definitive or certificated form and will not be considered the holders of the bonds under the amended and restated fiscal agency agreement, the terms of the global bond and the guarantee. Accordingly, if you own a beneficial interest in a global bond you must rely on the procedures of the depositary and, if you are not a participant, on the procedures of the participant (and any intermediary in the chain between you and the participant) through which you own your interest, to exercise any rights of a holder of bonds under the amended and restated fiscal agency agreement or the terms of the global bond or the guarantee.

The amended and restated fiscal agency agreement provides that the depositary may grant proxies and otherwise authorize participants and Clearstream, Luxembourg and Euroclear participants (or persons holding beneficial interests in a global bond through the participants) to exercise any rights of a holder or to take any other actions which a holder is entitled to take under the amended and restated fiscal agency agreement, the terms of the global bond or the guarantee. We understand that under existing industry practices, in the event that we request any action by you or if you desire to exercise any rights as a holder or to take any action which you are entitled to exercise or take under the amended and restated fiscal agency agreement or the terms of the global bond or the guarantee, the depositary would authorize the participants holding the relevant beneficial interests to exercise the rights or take the action, and the participants would authorize beneficial owners owning through the participants to exercise the rights or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Payment of principal of and any premium and interest on book-entry bonds represented by any global bond registered in the name of or held by the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner and holder of the global bond representing the book-entry bonds. None of the fiscal agent, any of our agents or us will have any responsibility or liability for any aspect of the depositary’s records or any participant’s records relating to, or payments made on account of, beneficial ownership interests in a global bond representing the book-entry bonds or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to the beneficial ownership interest.

The depositary has advised us, the guarantor and the fiscal agent that its current practice is to credit the accounts of the participants with payments of principal or interest on the date payable in amounts proportionate to their respective holdings in principal amount of beneficial interests in the global bonds as shown in the records of the depositary, unless the depositary has reason to believe that it will not receive payment on that date. Payments by participants and indirect participants to owners of beneficial interests in a global bond will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and any payments will accordingly be the sole responsibility of participants or indirect participants, subject to any statutory or regulatory requirements as may be in effect from time to time.

Unless and until it is exchangeable in whole or in part for a bond or bonds in definitive form, no global bond described above may be transferred except as a whole:

•	by the depositary for the global bond to a nominee of the depositary; or

•	by a nominee of the depositary to the depositary or another nominee of the depositary; or

•	by the depositary or any nominee to a successor of the depositary or a nominee of the successor.

If the depositary notifies us that it is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the United States Securities Exchange Act of 1934 and a successor depositary is not appointed by us within ninety days after receiving the notice or becoming aware that the depositary is no longer so registered, we will issue the bonds in definitive form in exchange for the global bond. Bonds will be issued in definitive form if an event of default has occurred and is continuing with respect to any bond. We may also at any time and in our sole discretion determine not to have the bonds represented by one or more global bonds and, in that event, we will issue bonds in definitive form in exchange for all of the global bonds representing the bonds.

The depositary has also advised us as follows:

•	The depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934. The depositary was created to hold securities of its participants. The depositary facilitates the clearance and settlement of securities transactions among participants in the securities through electronic book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. The depositary’s participants include securities brokers and dealers, banks, trusts companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own the depositary.

•	Access to the depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

•	A further description of the depositary’s procedures with respect to the global bonds and book-entry bonds is set forth in the accompanying prospectus under “Description of Securities and Guarantee—Global Securities”. The depositary has confirmed to us that it intends to follow the procedures.

FOREIGN CURRENCY RISKS

THIS PROSPECTUS SUPPLEMENT DOES NOT DESCRIBE ALL RISKS OF AN INVESTMENT IN THE BONDS THAT RESULT FROM THE SECURITIES BEING DENOMINATED IN AUSTRALIAN DOLLARS EITHER AS THE RISKS EXIST AT THE DATE OF THIS PROSPECTUS SUPPLEMENT OR AS THE RISKS MAY CHANGE FROM TIME TO TIME. YOU SHOULD CONSULT YOUR OWN FINANCIAL AND LEGAL ADVISORS AS TO THE RISKS ENTAILED BY AN INVESTMENT IN AUSTRALIAN DOLLARS AND AS TO ANY MATTERS THAT MAY AFFECT THE PURCHASE OR HOLDING OF THE BONDS OR THE RECEIPT OF PAYMENTS OF PRINCIPAL AND INTEREST ON THE BONDS IN AUSTRALIAN DOLLARS. FOREIGN CURRENCY SECURITIES ARE NOT AN APPROPRIATE INVESTMENT FOR INVESTORS WHO ARE NOT FAMILIAR WITH FOREIGN CURRENCY TRANSACTIONS.

The bonds are denominated in Australian dollars.

The information set forth below is directed to prospective purchasers of the bonds who are United States residents and we disclaim any responsibility to advise prospective purchasers who are residents of countries other than the United States with respect to any matters that may affect the purchase or holding of the bonds or the receipt of payments of principal of and interest on the bonds in Australian dollars. You should consult your own legal advisors with regard to these matters.

Exchange Rates

An investment in the bonds entails significant risks that are not associated with a similar investment in a security denominated in U.S. dollars. These risks include, without limitation, the possibility of significant changes in the rate of exchange between the U.S. dollar and the Australian dollar and the possibility of the imposition or modification of foreign exchange controls by either the United States or foreign governments. These risks generally depend on economic and political events and the supply of and demand for the relevant currencies over which we have no control.

In recent years, rates of exchange between the U.S. dollar and the Australian dollar have been volatile and that volatility may be expected in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in the rate that may occur during the term of the bonds.

Depreciation of the Australian dollar against the U.S. dollar would result in a decrease in the U.S. dollar-equivalent yield of the bond, in the U.S. dollar-equivalent value of the principal repayable at maturity of the bond and, generally, in the U.S. dollar-equivalent market value of the bond. Appreciation of the Australian dollar against the U.S. dollar would result in an increase in the U.S. Dollar equivalent of the principal repayable at maturity.

For each of the financial years indicated, the average noon buying rate in New York City for cable transfers in Australian Dollars as certified for customer purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) are set out below, together with the high and low rates for the previous six months.

	Year Ended June 30,
	2003	2002	2001	2000	1999
	(expressed in U.S. dollars per $1.00)
Period End	0.6713	0.5628	0.5100	0.5971	0.6611
Average Rate	0.6652	0.5240	0.5320	0.6238	0.6247

On November 7, 2003, the Noon Buying Rate was US$0.7092 = $1.00.

	Oct	Sept	Aug	July	June	May
High	0.7077	0.5518	0.5534	0.5688	0.5748	0.5660
Low	0.6814	0.5419	0.5280	0.5370	0.5583	0.5365

The exchange rate between the Australian dollar and the U.S. dollar is at any moment a result of the supply of and demand for the two currencies and changes in the rate result over time from the interaction of many factors directly or indirectly affecting economic conditions in Australia and in the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Australia and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Australia, the United States and other countries important to international trade and finance.

The information presented in this prospectus supplement relating to the exchange rate of the Australian dollar is furnished for informational purposes only and is not intended to serve as a representation, warranty or opinion.

Australian Exchange Control Restrictions

The written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism—Persons and Entities) List, as published from time to time in the Commonwealth Government Gazette. This includes individuals or entities linked with the Taliban, Usama bin Laden and other terrorist organizations. Transactions involving persons published in the Gazette without the permission of the Minister are a criminal offence.

Transactions involving individuals associated with the regime of former President of Yugoslavia Slobodan Milosevic and certain ministers and senior officials of the Government of Zimbabwe are prohibited under the Banking (Foreign Exchange) Regulations 1959 (Cth). The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth Government Gazette.

Transactions over A$100,000 involving the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and Narodna Banka Jugoslavije (including Banque Nationale de Yugoslavie) require prior approval from the Reserve Bank of Australia.

Judgments

In the event an action based on the bonds was commenced in a court of the United States, it is likely that a court would grant judgment relating to the bonds only in U.S. dollars. It is not clear, however, whether, in granting the judgment, the rate of conversion into U.S. dollars would be determined with reference to the date of default, the date judgment is rendered or some other date. You would bear the risk of exchange rate fluctuation between the time the judgment is calculated and the time the fiscal agent converts the specified currency to U.S. dollars for payment of the judgment.

A state court in the State of New York rendering a judgment on a bond denominated in Australian dollars would be required under Section 27 of the New York Judiciary Law to render the judgment in Australian dollars, and the judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment.

UNITED STATES TAXATION

The following summary supplements the discussion under “Description of Securities and Guarantee—United States Federal Taxation” in the accompanying prospectus to which discussion reference is hereby made.

A transfer of bonds for our domestic A$ bonds will not be a taxable event for United States federal income tax purposes. A holder’s basis in our domestic A$ bonds received upon a transfer of bonds will equal the holder’s basis immediately prior to the transfer in the bonds. Domestic A$ bonds will be treated as debt for United States federal income tax purposes.

The 10% Australian withholding tax which applies to interest payments on the domestic A$ bonds will be a foreign income tax for which United States holders are generally entitled to take a deduction or credit in computing their United States tax liability, subject to a limitation set out in the Internal Revenue Code on high withholding taxes imposed on interest income.

Special United States federal income tax considerations applicable to holders of the bonds who are United States persons are described under “Description of Securities and Guarantee—United States Federal Taxation” in the accompanying prospectus.

AUSTRALIAN TAXATION

Interest Withholding Tax

Generally, interest paid by us to a non-resident of Australia, who does not derive the interest in carrying on business at or through a permanent establishment in Australia, is subject to interest withholding tax at the rate of ten percent.

Under the double taxation treaty between Australia and the United States, no Australian interest withholding tax will be payable on interest derived by an entity which is entitled to the benefit of that treaty where that entity is a government body of the United States (including a body exercising governmental functions), a United States resident bank performing central banking functions or by a United States resident financial institution which is unrelated to, and deals independently with, us. For these purposes, “financial institution” means a bank or other enterprise substantially deriving its profits by raising debt finance in the financial markets or by taking deposits at interest and using those funds in carrying on a business of providing finance. However, if the interest is derived as part of an arrangement involving back-to-back loans, Australian interest withholding tax will still be payable.

A person who is not a resident of the Commonwealth of Australia within the meaning of the Income Tax Assessment Act 1936 (Australia) and who does not derive the interest in carrying on business at or through a permanent establishment in Australia and who has acquired or acquires any of the bonds will not incur or become liable for any Australian income tax (other than interest withholding tax) on interest, or amounts in the nature of interest, payable in respect of the bonds. The terms of issue and the procedures for the issue of the bonds are intended to satisfy the conditions for exemption from interest withholding tax under Section 128F of the Income Tax Assessment Act 1936 (Australia), as amended.

Under Australian law as currently in effect, Australian withholding tax at the rate of 10% will be deducted by us from payments of any interest on our domestic A$ bonds paid to a non-resident of Australia. We are not obliged to “gross-up”, nor make any additional payments to a holder of domestic A$ bonds in respect of any withholding.

Interest, or an amount in the nature of interest, paid by us, is exempt from Australian withholding tax under Section 128F if debt securities are issued by us outside Australia and if a “public offer” test is satisfied. The public offer test is satisfied if the debt securities are issued as a result of being offered for issue:

(a) to at least 10 persons each of whom:

i. was carrying on a business of providing finance, or investing or dealing in securities, in the course of operating in financial markets; and

ii. is not known, or suspected, by us to be an associate (as defined in section 128F) of any of the other nine such persons; or

(b) to at least 100 persons whom it is reasonable for us to regard as having acquired instruments similar to the debt securities in the past or being likely to acquire instruments similar to the debt securities in the future; or

(c) as a result of being accepted for listing on a stock exchange outside Australia, where we have entered into an agreement with a dealer, manager or underwriter in relation to the placement of the debt securities requiring us to seek a listing; or

(d) as a result of negotiations being initiated publicly in electronic form, or in another form, that is used by financial markets for dealing in instruments similar to the debt securities; or

(e) to a dealer, manager or underwriter in relation to the placement of debt securities who, under an agreement with us, offered the debt securities for sale within 30 days in a way covered by any of paragraphs (a) to (d) above.

In relation to the issue of a global security, the “public offer” test will be satisfied if the global security falls within the description of “global bond” in Section 128F(10). Broadly speaking, this will be the case if the following requirements are satisfied:

(i) the global security describes itself as a global bond or a global note; and

(ii) it is issued to a clearing house (as defined in Section 128F(9)) or to a person as trustee or agent for, or otherwise on behalf of, one or more clearing houses; and

(iii) in connection with the issue of the global security, the clearing house or houses confer rights in relation to the global security on other persons and will record the existence of the rights; and

(iv) before the issue of the global security, we or a dealer, manager or underwriter, in relation to the placement of debt securities on our behalf, announces that, as a result of the issue, those rights will be able to be created; and

(v) the announcement is made in a way or ways covered by any of paragraphs (a) to (e) above (reading a reference in those paragraphs to “debt securities” as if it were a reference to the rights referred to in paragraph (iv) above and a reference to “us” as if it included a reference to the dealer, manager, or underwriter); and

(vi) under the terms of the global security, interests in the global security are able to be surrendered, whether or not in particular circumstances, in exchange for other debt securities issued by us that are not themselves global securities.

The public offer test is not satisfied if at the time of the issue we know, or have reasonable grounds to suspect, that the debt security or an interest in the debt security was being, or would later be, acquired directly or indirectly by an Offshore Associate of ours other than one acting in the capacity of a dealer, manager, or underwriter in relation to the placement of the debt securities or in the capacity of a clearing house, custodian, funds manager or responsible entity of a registered scheme (within the meaning of the Corporations Act 2001 (Australia)). Nor will the exemption from interest withholding tax apply if, at the time of the payment of interest to a person, we know or have reasonable grounds to suspect that the holder concerned is one of our Offshore Associates other than one receiving the payment in the capacity of a clearing house, paying agent, custodian, funds manager or responsible entity of a registered scheme. An “Offshore Associate” is an associate (as defined in Section 128F) of ours that is either a non-resident of the Commonwealth of Australia which does not acquire the securities in carrying on a business at or through a permanent establishment in Australia or, alternatively, is a resident of Australia that acquires the securities in carrying on a business at or through a permanent establishment outside of Australia.

To reduce the risk that the public offer test will not be satisfied we have identified our known associates and have requested that they not acquire any of our securities that are issued outside Australia.

Income and Other Taxes

Under Australian law as currently in effect, a person who is a non-resident and who is a holder of bonds or domestic A$ bonds will not by reason only of that ownership incur or become liable for any Australian taxes or duties of whatsoever nature in respect of principal of or (except as described in “Australian Taxation—Interest Withholding Tax” above, noting the exemption from that tax afforded by Section 128F where its requirements are complied with) interest or amounts in the nature of interest (including original issue discount, or premium, if any) in respect of, the bonds or domestic A$ bonds, provided that no such interest, amount in the nature of interest, or premium is derived in carrying on business through a permanent establishment in Australia.

Under Australian law as currently in effect, no Australian income or other tax is payable on any profit on sale of the bonds or domestic A$ bonds which are held by non-residents except if the bonds or the domestic A$ bonds, as the case may be, are purchased with the intention of deriving that profit by resale, or the bonds or domestic A$ bonds, as the case may be, are trading stock of the vendor or if an ordinary incident of the vendor’s business is the sale of securities for a profit and, in any case, the profit from the sale has a source in Australia. The profit will generally only have a source in Australia if the business is conducted in Australia, if the bonds or domestic A$ bonds, as the case may be, are sold in Australia or the bonds or domestic A$ bonds, as the case may be, are physically held in Australia.

Notwithstanding that a profit from a sale of bonds or domestic A$ bonds is prima facie assessable in Australia in the circumstances referred to above, if the vendor is a resident of a country with which Australia has a double taxation agreement, then depending on the circumstances of the case and the terms of the relevant treaty, relief from Australian tax may nevertheless be available under the treaty.

Inheritance Taxes

Under Australian law as currently in effect, no Australian state or Federal Estate duty or other inheritance taxes will be payable in respect of bonds or domestic A$ bonds held at the date of death regardless of the holder’s domicile at the date of death.

Stamp Duty

Under Executive Minutes dated December 17, 1992 and December 16, 1993 any transaction, arrangement or instrument connected with the issue of the bonds is exempted from Queensland Stamp Duty.

PLAN OF DISTRIBUTION

Under the terms of an amended and restated distribution agreement, dated as of November 13, 2003 among us, the guarantor and the dealers, the bonds are being offered on a continuing basis by us through the dealers. Each of the dealers has agreed to use its best efforts to solicit purchases of the bonds. The amended and restated distribution agreement has been filed with the SEC as an exhibit to our Form 18-K for the fiscal year ended June 30, 2002.

We may pay each dealer up to A$20,000 per annum panel fee in consideration for such dealer’s participation in the sale of the bonds. We may also pay a fixed total fee of A$400,000 per year to be paid on a graduated basis to the dealers who are determined by us to be the top eight performers based on secondary market turnover of bonds and Australian dollar denominated medium-term notes weighted by average holdings of bonds. In certain circumstances, however, commissions or fees, if any, will be determined by the dealers and us at the time of sale. The dealers’ commission or fees, if any, for each sale of bonds will be disclosed in the applicable pricing supplement.

We have the sole right to accept offers to purchase bonds and may reject any offer, in whole or in part. Each dealer has the right, in its discretion reasonably exercised, without notice to us, to reject any offer to purchase bonds received by it, in whole or in part.

We also may sell bonds to any dealer, acting as principal, or to a group of underwriters named in the applicable pricing supplement for whom one or more of the dealers will act as representative or representatives, at a discount to be agreed upon at the time of sale, for resale to one or more investors at varying prices related to prevailing market prices at the time of resale, as determined by the dealer. The dealers may offer bonds from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. In those cases, the dealers may purchase the bonds from us for no commission. In connection with the sale of the bonds, the dealers may be deemed to have received compensation from us in the form of underwriting discounts.

This prospectus supplement and the accompanying prospectus may be used by the dealers in connection with offers and sales of the bonds to persons located in the United States.

The dealers may be deemed to be “underwriters” within the meaning of the Securities Act. We have agreed to indemnify the dealers against and contribute toward certain liabilities, including liabilities under the Securities Act. We have also agreed to reimburse the dealers for certain expenses. Each of the dealers engages in transactions with and performs services for us in the ordinary course of its business.

We may also sell bonds through underwriters pursuant to an underwriting agreement or agreements to be entered into in connection with the sales. If underwriters are used in connection with the sale of bonds, the pricing supplement with respect to those bonds will set forth the terms of the offering of the bonds, including the name or names of any underwriters, the price of the bonds and the net proceeds to us from the sale, any underwriting discounts or other items constituting underwriters’ compensation, and discounts or concessions allowed or re-allowed or paid to dealers. Bonds will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. Bonds may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by one or more investment banking firms or others, as designated.

Unless otherwise set forth in the applicable pricing supplement, the obligations of the underwriters to purchase the bonds described therein will be subject to certain conditions precedent and the underwriters will be obligated to purchase all bonds offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Each tranche of bonds issued in a particular series will be a new issue of securities for which there is no established trading market. As discussed above, up to A$10,000,000,000 of the bonds outstanding at any time have been authorized for listing on the Luxembourg Stock Exchange. Each dealer has committed to us to make a market in the bonds under certain circumstances, as permitted by applicable laws and regulations. No assurance can be given, however, as to the liquidity of any trading markets for the bonds.

We have entered into repurchase arrangements with some dealers whereby we may purchase bonds from a dealer at an agreed price and for a fixed term which shall not exceed one calendar month. At the end of the term the dealer is obligated to repurchase the bonds at the repurchase price which is fixed at the beginning of the transaction. The repurchase price is the sum of the purchase price, our cost of funding and costs and expenses incurred by us.

Previous Issues of Bonds

As at the date of this prospectus supplement an aggregate principal amount of A$6,710,544,000 of bonds were outstanding bearing interest rates of 6.0%, 6.5% and 8% and maturing on various dates. These bonds were sold to or through the dealers pursuant to the amended and restated distribution agreement.

Selling Restrictions

No prospectus in relation to the bonds has been lodged with or registered by the Australian Securities and Investments Commission. The bonds may not be offered or sold, directly or indirectly, in the Commonwealth of Australia, its territories and possessions. Each dealer has or will represent and agree with us that in connection with the distribution of the bonds:

•	it has not directly or indirectly offered for subscription or purchase or issued invitations to subscribe for or buy nor has it sold the bonds;

•	it will not directly or indirectly offer for subscription or purchase or issue invitations to subscribe for or buy or sell the bonds; and

•	it has not distributed and will not distribute any draft or final form offering memorandum, advertisement or other offering material,

in Australia or to any person that the employees of the Dealer acting in connection with the distribution know or have reasonable grounds to suspect is one of our Offshore Associates other than one acting in the capacity of a dealer, manager or underwriter in relation to the placement of the bonds or in the capacity of a clearing house, custodian, funds manager or responsible entity of a registered scheme (within the meaning of the Corporations Act 2001 (Australia)).

Each dealer has agreed to co-operate with us with a view to ensuring that the bonds are offered for sale in such a manner which will allow payments of interest or amounts in the nature of interest on the bonds to be exempt from Australian withholding tax under section 128F of the Income Tax Assessment Act 1936 (Australia), as amended.

Each Dealer has represented and agreed that:

(a)  in relation to bonds which have a maturity of one year or more it has not offered or sold and, prior to the expiry of the period of six months from the issue date specified in the pricing supplement for such bonds, will not offer or sell any such bonds to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the United Kingdom Public Offers of Securities Regulations 1995;

(b)  in relation to any bonds which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any bonds other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the bonds would otherwise constitute a contravention of Section 19 of the United Kingdom Financial Services and Markets Act 2000 (the “FSMA”) by the Issuer;

(c)  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any bonds in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantor; and

(d)  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any bonds in, from or otherwise involving the United Kingdom.

Each dealer has agreed, and each further dealer appointed by us, if any, will be required to agree, to comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers the bonds or possesses or distributes this prospectus supplement and the accompanying prospectus. Each dealer has or will also agree to obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of the bonds under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries. Neither we nor any other dealers have responsibility for that dealer’s compliance with its agreements.

For further information on the selling restrictions agreed upon by the dealers with us, see “Description of Securities and Guarantee—Selling Restrictions” in the accompanying prospectus.

VALIDITY OF BONDS AND GUARANTEE

The validity of the bonds and the guarantee will be passed upon for us and the Treasurer on behalf of the Government of Queensland as to matters of the laws of the State of Queensland and the Commonwealth of Australia by the Crown Solicitor of Queensland and as to matters of the laws of the State of New York by Sullivan & Cromwell, New York, New York, counsel to the dealers. The opinions of the Crown Solicitor and Sullivan & Cromwell will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by us and the fiscal agent in connection with the issuance and sale of any particular bond, the specific terms of bonds and other matters which may affect the validity of bonds but which cannot be ascertained on the date of the opinions. Sullivan & Cromwell has on occasion rendered legal services to the Government of Queensland and us.

QUEENSLAND TREASURY CORPORATION

In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation (“Corporation”) pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under section 10 of the Act, the Corporation established the Queensland Treasury Corporation Capital Markets Board (the “Board”) to determine and implement ongoing strategies for capital market operations.

Under the Act, the Corporation has as its statutory objectives:

(a)  to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b)  to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)  to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)  the advancement of the financial interests of the State;

(ii)  the development of the State or any part thereof; or

(iii)  the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)  to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere;

(b)  to advance money or otherwise make financial accommodation available;

(c)  to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)  to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)  to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f)  to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2003, the Corporation had a total of $26.866 billion in assets compared to $26.039 billion at June 30, 2002.

Organization of Queensland Treasury Corporation

The present Under Treasurer of the State is Mr. Gerard P. Bradley.

The powers, functions and duties of the Under Treasurer have been delegated to the Board (Chairman: Sir Leo Hielscher). Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation.

The Chief Executive of the Corporation is Stephen Rochester. The Organisation Management Team (“OMT”) comprises the Chief Executive and senior management of the Corporation. The OMT provides management oversight of Corporation’s performance of the corporate objectives outlined in Corporation’s strategic plan and manages human resource performance. The business address of the Corporation and the Board is Level 14, Queensland Minerals and Energy Centre, 61 Mary Street, Brisbane, Queensland.

With respect to borrowings, the Corporation raises funds in domestic and international capital markets for on-lending to Queensland’s statutory authorities. At June 30, 2003, the total borrowings of the Corporation were $22.219 billion. This amount included overseas debt equivalent to $7.229 billion based on the prevailing rates of exchange at June 30, 2003. Included in these overseas borrowings were Australian dollar denominated borrowings of $5.930 billion raised in the Euro Australian dollar market. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts.

The repayment of principal and the payment of interest on all Domestic A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, the Securities and all other public bond issues and commercial paper facilities undertaken by the Corporation have been guaranteed by the Treasurer.

The Corporation’s borrowing and on-lending functions are separated. This results in the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the negative impact on interest rates of borrowing large amounts to meet funding requirements when funds are required by Government Bodies. Surplus borrowings are held in funding pools with investments being made in high quality credit counterparties until the borrowings are required to assist with the funding of the infrastructure requirements of Government Bodies or refinance maturing debt of the Corporation.

Under its on-lending arrangements, the Corporation has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilise debt pools which have been specifically designed to meet their unique needs. Generally, Government Bodies make principal and interest payments. However, the large corporatised Government Bodies normally have constant debt/equity ratios and therefore make interest payments only or payments that ensure that appropriate debt/equity ratios are maintained.

Section 15 of the Act provides that profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

The financial statements of the Corporation, comprised of an “Statement of Financial Performance for the Year Ended 30 June” for 2002 and 2003, a “Statement of Financial Position as at 30 June “ for 2002 and 2003, a “Statement of Cash Flows for the Year Ended 30 June “ for 2002 and 2003 and notes to the financial statements, are set forth in “Notes to and Forming Part of the Financial Statements”.

Cross Border Lease Transactions

The Corporation, on behalf of Government Bodies (“Queensland lessees”), has been an active participant in international asset financing transactions for many years, predominantly in the nature of cross border leasing transactions. The vast majority of cross border lease transactions entered into by the Corporation relate to rail and electricity assets.

The following table details the exposure faced by the State of Queensland under existing cross border lease transactions involving Queensland lessees. For the purposes of the table:

“Total Termination Value” refers to the amount payable by Queensland lessees at various times during the term of the leases, in the event of an early termination of the leases. Total Termination Value establishes the maximum liability of the Queensland lessee to the lessor if the leased equipment is lost or rendered unusable during the lease term due to casualty loss or some other grounds for early lease termination.

“Total Strip Value” refers to the difference between the termination value payable by the lessee and the amounts held to defease obligations under these transactions, which are used to pay part of the termination values, in the event of early termination of a transaction. The difference (shortfall) will usually be the responsibility of the Queensland lessee and is referred to as the “strip loss”. Total Strip Value is the net potential exposure of Queensland under the cross border leases upon early termination of all leases.

Monthly Exposure Report—Whole of Queensland

Month—Year	Total Termination Value A$	Total Strip Value A$
Jun-03	8,500,800,755.02	447,120,026.45
Jun-04	8,533,480,598.52	784,009,697.73
Jun-05	8,518,429,945.47	786,629,606.96
Jun-06	8,548,249,095.22	815,872,126.07
Jun-07	8,315,711,320.84	816,592,103.90
Jun-08	7,914,830,264.25	855,414,729.25
Jun-09	6,707,637,970.36	805,784,727.26
Jun-10	6,623,961,481.52	905,156,492.01
Jun-11	6,047,525,013.65	771,467,086.23
Jun-12	5,703,974,948.99	701,204,228.34
Jun-13	5,604,544,099.67	648,161,540.52
Jun-14	5,005,974,359.52	580,169,730.36
Jun-15	4,986,591,583.00	524,604,678.38
Jun-16	4,912,777,101.81	449,870,104.08
Jun-17	4,712,040,818.21	377,357,587.30
Jun-18	4,746,473,485.31	269,107,011.12
Jun-19	2,845,856,238.34	201,822,871.10
Jun-20	2,875,630,447.92	155,372,534.65
Jun-21	2,901,861,981.14	104,046,547.10
Jun-22	2,924,137,792.86	48,623,430.86
Jun-23	2,942,083,252.65	-13,577,704.17
Jun-24	2,938,839,538.75	-68,911,110.32
Jun-25	2,956,199,510.84	-116,787,061.31
Jun-26	2,974,689,395.05	-59,433,167.47
Jun-27	1,053,296,276.68	13,491,891.88
Jun-28	1,108,613,039.59	45,843,102.14
Jun-29	0.00	0.00

The following Statement of Financial Position as at June 30, 2003 has been taken from and should be read in conjunction with our audited consolidated financial statements that are included in our Annual Report on Form 18-K for the year ended June 30, 2003 which is incorporated by reference into the accompanying prospectus.

Statement of Financial Position

	As at June 30,
	2003	2002
	(In A$ thousands)
Assets
Cash assets	82	47
Other financial assets	7,119,399	7,580,571
Receivables	35,842	33,250
Prepayments	378	342
Onlendings	19,670,526	18,419,899
Property, plant and equipment	36,740	3,278
Tax assets	3,344	1,752

Total Assets	26,866,311	26,039,139

Liabilities
Deposits	4,194,787	3,580,594
Payables	225,600	175,444
Interest bearing liabilities	22,219,443	22,025,716
Tax liabilities	15,188	49,420
Provisions	2,663	13,161
Other	64	160

Total Liabilities	26,657,745	25,844,495

Net Assets	208,566	194,644

Equity
Reserves	51,415	44,165
Retained surplus	157,151	150,479

Total Equity	208,566	194,644

The following Statement of Financial Performance for the year ended June 30, 2003 has been taken from and should be read in conjunction with our audited consolidated financial statements that are included in our Annual Report on Form 18-K for the year ended June 30, 2003 which is incorporated by reference into the accompanying prospectus.

Statement of Financial Performance

	As at June 30,
	2003	2002
	(In A$ thousands)
Revenue from Ordinary Activities
Interest income	2,364,228	1,478,608
Fees:
Management	24,318	21,970
Professional	873	377
Other	405	514
Amortisation of cross border lease deferred income	7,234	7,192
Cross border lease advisory fee	—	2,671
Transfer from provision for basis risk	11,000	—
Write back of provisions—co-operative housing societies	702	889
Write back of sales tax	—	844
Gain on sale of property, plant and equipment	—	43
Other income	101	34

Total Revenue from Ordinary Activities	2,408,861	1,513,142

Expenses from Ordinary Activities
Interest expense	2,323,650	1,444,543
Administration expenses	24,555	23,716
Transfer to provision for basis risk	—	2,000
Realised loan losses co-operative housing societies	513	273
Loss on sale of property, plant and equipment	45	—

Total Expenses from Ordinary Activities	2,348,763	1,470,532

Operating surplus from ordinary activities before payment in lieu of income tax	60,098	42,610
Payment in lieu of income tax	13,176	13,694

Operating surplus from ordinary activities after payment in lieu of income tax	46,922	28,916
Total changes in equity other than those resulting from transactions with owners as owners	46,922	28,916
Retained surplus at the beginning of the financial year	150,479	122,217

Total available for appropriation	197,401	151,133

Distribution to Consolidated Fund	(33,000)	—
Aggregate of amounts transferred to reserves	(7,250)	(654)

Retained surplus at the end of the financial year	157,151	150,479

QUEENSLAND

General

The State of Queensland, or Queensland, has the second largest land area of the six Australian states and the largest habitable area. It occupies the northeastern quarter of Australia, covering 1.7 million square kilometres, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. Queensland’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and wool. In addition, Queensland has extensive deposits of minerals (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well-developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 170,000 kilometers of roads supports the development of Queensland’s resources.

Queensland is the third most populous state in Australia with a population of over 3.655 million persons, 19.3% of Australia’s population at August 2001. Approximately two-thirds of Queensland’s population lives in the Brisbane and Moreton region in the south-eastern corner of the state, an area with mild climate and a developed industrial base. The remainder of Queensland’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian states.

Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 1.6 million residents. There are seven other population centers in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth of Australia (“Australia” or the “Commonwealth”) was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as States in a federation. In addition to the six States, Australia has a number of territories including the Northern Territory and the Australian Capital Territory which contains the nation’s capital of Canberra. The Commonwealth Parliament has power to legislate on specific matters of national interest, such as defence, external affairs, overseas and interstate trade and commerce, currency and banking. It also has exclusive power to impose customs and excise duties and power exercisable concurrently with the States to levy other forms of taxation. The State Parliaments retain powers over all matters other than those granted to the Commonwealth under the Constitution. State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for monetary policy, national budget policy, fiscal policy, exchange rates and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and State conciliation and arbitration tribunals, recent legislation underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labour market more flexible.

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

The Australian Labor Party, forms the current government of Queensland. The Premier is the Honourable Peter Beattie.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 19 Ministers.

In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all State revenues and for all State expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by career public servants with each department having a “permanent head” who is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Magistrates Court, the District Court, the Supreme Court and the Court of Appeal. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments” or “public enterprises”.

QUEENSLAND ECONOMY

Overview

Queensland has a well diversified economic base, with strong agricultural and mining sectors, an established manufacturing sector and a wide range of services, including a well-developed tourism sector and a fast developing business services sector.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal constituents. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, livestock, cotton and tobacco.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province is one of the world’s premier base metals and silver producing regions and ranks in the top ten in copper and zinc production. The State’s coal and bauxite reserves are among the largest in the world, and are generally of high grade and are easily accessible.

The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. Minerals processing was encouraged by the availability of economical electrical energy produced from extensive supplies of inexpensive coal. In the future, further developments are likely with the development of alternate competitive energy sources such as natural gas and coal seam methane.

Historically, Queensland has not participated as extensively as other Australian States in the development of manufacturing industries. In particular, manufacturing industries in Queensland have developed to meet the internal requirements of the Queensland economy, supporting energy intensive mineral processing and agricultural industries. However, the manufacturing sector has, in recent years, diversified and expanded into higher value-added and high technology industries.

In the last ten years, international tourism in Queensland has experienced rapid growth based on its many natural attractions, including the Great Barrier Reef, the Gold Coast, extensive beaches, island resorts and tropical rainforests.

Queensland has an extensive services sector initially developed to support the mining and agricultural sectors and which now covers a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as those industries servicing the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years with the mining and tertiary sectors growing strongly and the relative importance of the rural sector declining. In 2001-02 the rural sector accounted for approximately 4.9% of Gross State Product (“GSP”) and 21.7% of the agricultural sector in Australia. The mining sector accounted for approximately 7.8% of GSP in the State and 24.4% of mineral production in Australia. Meanwhile, the manufacturing sector accounted for approximately 10.1% of GSP and 14.6% of the manufacturing sector in Australia. Finally, the tertiary sector accounted for approximately 77.2% of GSP and 16.5% of the tertiary sector in Australia.

Economic Growth

The Queensland economy continued to record strong growth in 2002-03. Queensland’s State Budget Papers for 2003-04 stated that real GSP is estimated to have grown by 4 3/4% in 2002-03 following growth of 5.5% in 2001-02. With the exception of 1995-96, Queensland’s economic growth has been at or above the national average for more than a decade. Over the past decade, economic growth in Queensland has been an average of 1.0% point a year above the rest of the nation. Based on estimated growth rates for 2002-03, Queensland’s GSP has grown in real terms at an average annual compound rate of 4.7% from 1992-93 to 2002-03 (nationally, 3.8%).

Real Economic Growth—Queensland and Australia

(1997-98 to 2002-03)

	Queensland GSP(a)		Australia GDP(b)
Year	$ Billion(a)	% Change	$ Billion(a)	%Change
1997-98	95.1	6.2	615.3	4.5
1998-99	102.2	7.4	647.9	5.3
1999-2000	107.4	5.1	673.8	4.0
2000-01	110.9	3.3	685.7	1.8
2001-02	117.0	5.5	711.5	3.8
2002-03(c)	122.6	4.75	731.0	2.7

(a)  Chain volume measure (reference year 2000-01)

(b)  Chain volume measure (reference year 2001-02)

(c)  Based on estimated actual growth rates

Source: Queensland Treasury; Commonwealth Treasury and Australian Bureau of Statistics “ABS” Cat.No. 5206.0

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	1998-99	1999-2000	2000-01	2001-02	2002-03
Overseas Merchandise Exports ($ billion)	15.9	16.6	21.5	23.2	21.4
Retail Turnover ($ billion)	25.9	27.0	29.0	30.8	33.3
Private Gross Fixed Capital Formation ($ billion)	20.7	21.9	19.9	24.5	28.7
Mineral Production ($ billion)	7.5	8.0	10.9	11.8	N/A
Agricultural Production ($ billion)	6.4	6.8	7.0	7.9	N/A
Employment (‘000)(a)	1,629.1	1,665.4	1,695.1	1,727.2	1,785.1
Unemployment Rate (%)(a)	8.0	7.7	8.0	7.9	7.0
Increase in Consumer Prices (%)(a)(b)	1.1	1.8	5.9	2.9	3.2
Average weekly ordinary time earnings ($)(a)	699.1	713.6	759.2	793.1	824.9

(a)  year-average

(b)  Includes impact of introduction of the Goods and Services Tax (GST) in 2000-01.

Source: ABS and Queensland Treasury

Exports

Queensland is one of Australia’s major exporting States. The nominal value of Queensland’s overseas merchandise exports in 2002-03 totalled $21.4 billion, accounting for 19.5% of Australia’s total merchandise exports during the year. Due to subdued economic growth in some of Queensland’s major overseas trading partners during the year and reflecting the impact of the solid appreciation of the $A during the year, the nominal value of Queensland’s overseas merchandise exports for 2002-03 fell by 7.7% compared with the previous year.

Rural exports fell sharply in 2002-03 (down 13.9%), due, in part, to a 50.7% fall in the value of cereals exports and a 29.5% decline in earnings from exports of textile fibres because of severe drought conditions during the year. Meat exports, the largest single component of rural exports, decreased by 3.2% in 2002-03. Mining exports, including both crude minerals and processed minerals and metals, also fell significantly in value terms in 2002-03, down 15.0% and 12.6% respectively, as weaker commodity prices offset increases in the volume of mining exports.

The fall in Queensland’s overseas merchandise exports was greater than the national decline of 5.3%. This was primarily the result of a greater impact of drought-induced declines in the volume of some agricultural commodity exports and weaker mineral commodity prices on the value of exports in Queensland, with commodity exports representing a larger share of total merchandise exports in Queensland than nationally.

Imports

The nominal value of Queensland’s merchandise imports rose 16.6% in 2002-03, to $16.6 billion.

Queensland’s imports of manufactures totalled $11.7 billion in 2002-03, increasing from $10.4 billion in 2001-02. The value of rural imports increased from $718.8 million in 2001-02 to $874.2 million in 2002-03.

Employment and Income

Queensland’s population, as at March quarter 2003, totalled 3,774,292 persons. Over the five years to the year ending March quarter 2003, the State’s population increased at an average annual growth rate of 1.8%, compared with 1.1% in the rest of Australia.

During the five year period to 2002-03, Queensland’s labour force increased by 10.6%, (2.0% per annum on average) due primarily to strong population growth, with the State’s labour force participation rate remaining consistently higher than that in the rest of Australia but virtually unchanged throughout the period. Queensland’s labour force has continued to grow at rates above that for the rest of Australia.

Employment growth in Queensland strengthened substantially in 2002-03 to 3.3% compared with growth of 1.9% in 2001-02. Queensland’s employment growth in 2002-03 was well above that of the rest of Australia of 2.2%. Over the five years to 2002-03, employment in Queensland increased by 12.6% compared with 10.7% for the rest of Australia. As a result, Queensland created 199,300 new jobs or 21.2% of all jobs created in Australia. The following table shows changes in Queensland’s employment by industry over the past five years.

Employed Persons by Industry, Queensland

	1997-98 (‘000)	2002-03 (‘000)	% Change 1997-98 2002-03	% Share of Total Employment 2002-03
Agriculture, Forestry, Fishing	96.4	95.6	-0.8	5.4
Mining	19.1	18.4	-3.7	1.0
Manufacturing	173.9	183.4	5.5	10.3
Electricity, Gas and Water	12.2	12.0	-1.6	0.7
Construction	123.7	149.3	20.7	8.4
Wholesale and Retail Trade	332.5	371.1	11.6	20.8
Accommodation, Cafes and Restaurants	84.5	97.4	15.3	5.5
Transport and Storage	87.2	82.2	-5.7	4.6
Communication Services	26.2	27.6	5.3	1.5
Finance, Property and Business Services	204.2	235.3	15.3	13.2
Government Administration	54.9	86.7	57.9	4.9
Community Services (Education and Health)	262.0	298.4	13.9	16.7
Recreation, Personnel and Other Services	100.2	128.4	28.1	7.2

TOTAL(a)	1576.9	1785.9	13.3	100.0

(a) Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match aggregate estimates of employed persons

Note: Due to rounding, amounts may not add to rounded totals.

Source: ABS Cat. No.6203.0

Queensland’s average unemployment rate was 7.0% in 2002-03, down from 7.9% in the previous year (rest of Australia 5.9% and 6.3% respectively). This substantial improvement in Queensland’s unemployment rate reflects the fact that growth in employment over 2002-03 outpaced labour force growth. The average participation rate in Queensland in 2002-03 was 65.0%, compared with 63.7% in the rest of Australia.

Prices

The Queensland Consumer Price Index “CPI” rose 3.2% in 2002-03, comparable with an inflation rate of 2.9% in 2001-02. The CPI for Australia rose 3.1% and 2.9% in 2002-03 and 2001-02 respectively.

Wages Policy

Historically, wages in Australia have been strongly influenced by the Australian Industrial Relations Commission and its predecessors through a system of ‘awards’, which establish minimum wage rates payable in particular occupations.

A central component of the previous Commonwealth Government’s industrial relations policy from 1983 to 1996 was the Prices and Incomes Accord, an agreement between the Commonwealth Government and the Australian Council of Trade Unions (ACTU). From 1983 to 1991, the wage fixing system was highly centralised. Wage rises were constrained in an effort to foster growth in GDP and employment.

Since 1991, the focus of wages policy has shifted to the enterprise level. Enterprise agreements have been pursued to allow more flexible and productive workplace-based arrangements. The emphasis has changed from across-the-board wage increases flowing to most employees throughout the economy, to differentiated wage increases at the workplace level, in exchange for productivity improvements. Aggregate wage outcomes have remained moderate during the transition to a more decentralised system, enabling an economic environment of low inflation and strong employment growth.

The current Commonwealth Government, elected in 1996, has further encouraged this shift to a more decentralised wage fixing system. Nevertheless, employees on minimum award rates who have not been able to secure pay increases under enterprise agreements have been protected through a series of award safety net adjustments, to ensure that basic living standards are maintained.

Enterprise bargaining has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the Award system of centralised wage-fixing as the dominant method of structured wages negotiation in Australia. As of May 2002, 38.2% of Australian workers were covered by collective agreements, compared with only 20.5% covered by Awards only, with Individual agreements (41.3%) the most common type of wage-setting agreement.

In 1999, the Queensland Government enacted the Industrial Relations Act 1999, which applies to the estimated 55% of employees in Queensland who are covered by the State industrial relations system. The Act provides greater choice in agreement types to suit individual industries, enterprises and workplaces. It also provides enhanced powers for the Queensland Industrial Relations Commission to assist parties in negotiating agreements, including a greater focus on conciliation and mediation.

QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

Budget Process

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next fiscal year. Approval for the raising of revenue is provided under various Acts of Parliament while Parliament approves of expenditure in Appropriation Acts (of which there are four each year).

In an early Budget year (i.e. a June Budget), the major Appropriation Acts are passed by Parliament in about August/September and approve expenditure for the next financial year (i.e. the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year until the Bill receives assent. There is one Act for the Legislative Assembly and one for all other agencies. The minor Appropriation Acts are passed early in the fiscal year and validate expenditure variations from the previous financial year (the variations having already been approved by the Governor in Council). When the Budget is delivered in September (late Budget), however, two Appropriation Acts (one for Legislative Assembly and one for other agencies) are passed by Parliament in about November/December and provide appropriation for:

•	the current fiscal year;

•	supplementary appropriation for the previous fiscal year for unforseen expenses that occurred in that fiscal year; and

•	initial appropriation for the succeeding fiscal year to allow normal operations of Government to continue until the Appropriation Bills gain assent.

Policy Settings for the 2002-2003 Budget

The policy settings used to develop the 2003-04 Budget are guided by continued adherence to the Charter and the Government’s five key policy priorities.

Queensland’s economic growth outlook is positive with gross state product forecast to rise by 4% in 2003-04. Domestic economic activity, in particular household consumption and business investment, is expected to continue to support overall growth in the State through the year. While demand for Queensland exports is expected to increase in line with the recovery in the global economy, increased domestic activity is expected to sustain demand for imports. On balance, net exports are forecast to detract slightly from overall economic growth.

Labour market conditions are forecast to remain strong in 2003-04 given the forecast solid growth in private investment, household consumption and continued growth in exports. It is expected this growth will result in employment growth of 2 1/4% in year-average terms. This represents the creation of an additional 38,000 jobs which is forecast to yield an average unemployment rate of 7%.

In 2003-04 inflation is expected to moderate slightly to around 2.75% with continued productivity gains helping to contain price inflation in the State. Increased growth in average earnings of 4% is forecast over the year.

Historically, Queensland has maintained a very strong fiscal position relative to the other Australian

States. Queensland consistently has maintained a cash surplus over time, whereas the other States, on average, only started recently to strengthen their fiscal positions. Consistently achieving cash surpluses has ensured Queensland maintains a strong balance sheet position and is the only State to fully fund employee entitlements.

In recent years, the Government has embarked on significant capital expenditure programs to enhance the State’s infrastructure and drive employment creation. For example, Queensland has recently completed a number of major capital works projects such as the State-wide Health Building program, the Pacific Motorway upgrade and a number of new correctional centres. These large projects have a significant impact on the overall size of the capital program, but are driven by demand, service delivery issues and the life cycle of various assets. For this reason it is unlikely the capital works program will exhibit a smooth pattern over time. State taxes and charges will remain competitive with those of other States and Territories. Therefore, the aim is to deliver the level of services expected by the public at the lowest possible cost. This will be achieved by improving the efficiency with which the Government delivers services and by continued fiscal restraint.

Fiscal Strategy

The Charter outlines the Government’s fiscal strategy, and is an integral part of the Government’s commitment to the community. The fiscal strategy principles have been framed to meet a number of objectives, with the overriding requirement to maintain the integrity of the State’s finances. These key principles are detailed below:

•	Competitive tax environment

The Government will ensure that State taxes and charges remain competitive with the other States and Territories;

•	Affordable service provision

The Government will ensure that its level of service provision is sustainable by maintaining an overall Government operating surplus, as measured in Government Finance Statistics terms;

•	Capital funding

Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating;

•	Managing financial risk

The Government will ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector; and

•	Building the State’s net worth

The Government will at least maintain and seek to increase Total State Net Worth.

The fiscal principles establish the basis for sustainability of the Government’s policies. Essentially, they require over the long term that the services provided by the Government be funded from tax and other revenue sources. The principles are supported by an accrual budgeting framework, which recognises future liabilities and highlights the full cost of sustaining the Government’s operations on an ongoing basis.

The principles recognise the importance of a strong financial position for the State. A State government, because of its more limited tax base, does not have the same capacity as a national government to cushion economic and financial shocks. At the same time, State governments have a responsibility to provide continuity of services, such as health care, police and education.

The principles recognise intergenerational equity in government service delivery and taxation. Broadly, each generation should pay for the services it consumes. It would not be equitable for the present generation to leave a debt for services they enjoyed, to be paid for by future generations. Conversely, future generations should pay for that part of the services they consume from long life assets, such as infrastructure.

Policy Priorities and Objectives

The Government has identified five key policy priorities that it seeks to achieve for Queenslanders, regardless of where they live in the State. The priorities complement one another and the services or outputs provided by agencies generally contribute to more than one priority.

These five key policy priorities provide the framework for specifying policy and service delivery across all portfolio areas for the longer term. The five key policy priorities are set out below:

1.    More jobs for Queensland—skills and innovation—the Smart State;

2.    Safer and more supportive communities;

3.    Community engagement and a better quality of life;

4.    Valuing the environment; and

5.    Building Queensland’s regions.

The Government has articulated a range of specific initiatives consistent with these key policy priorities. Implementing these is a key feature of the 2003-04 Budget. In addition, there is increased funding across a range of areas to enhance existing Government services.

Reporting on Social and Fiscal Outcomes

A critical part of government accountability is the requirement to publish regular, informative reports on the outcomes of the Government’s activities against previously announced objectives. The Charter details the reports and information the Government will provide on its performance against its objectives for the community and its financial commitments.

In December 2002, the Government released its third annual report on the efficiency and effectiveness of its activities in meeting its objectives for the community during 2001-02.

The report, Priorities in Progress, is part of a process by which the Government is becoming increasingly accountable to its community stakeholders, not just for money spent but for the outcomes achieved. Priorities in Progress endeavours to provide Queenslanders with information on the outcomes of the five priorities outlined in the Charter.

The third annual Priorities in Progress report represents a significant step forward in terms of public sector accountability. Nevertheless, the Government recognises that the outcome indicators used will need to be further refined and developed. This will be an ongoing process, with the direct involvement of key stakeholders, that will improve the ability to measure the effectiveness of initiatives and policies in meeting the community’s needs.

Operating Statement

2002-03 Actual Outcome

On a Government Finance Statistics (GFS) basis, the General Government sector returned an operating surplus of $15 million and a cash surplus of $645 million.

The 2002-03 operating outcome is a $365 million improvement from that estimated at the time of the 2003-04 Budget, due largely to improvements across a range of revenue items.

The 2002-03 operating surplus would have been significantly higher if not for the poor performance of equity markets, in particular international equities in 2002-03.

The Queensland Government operates a superannuation scheme whereby investment funds are set aside to meet all accruing employee entitlements. These funds are invested in a diversified portfolio of growth assets, including domestic and international equities and property. With investment balances approaching $13 billion, the General Government operating result will be impacted by the year to year performance of investment markets. Budget estimates for investment returns are based on the expected long-term average return for the portfolio of 7.5%. These estimates are then revised upwards or downwards during the year based on actual experience.

2002-03 was a challenging year for investment markets. The actual earning rate in 2002-03 was -1.86%. During the 1990s investment markets performed well. Above average performance during this period combined with prudential reinvestment of these funds, has ensured that the Government has the capacity to absorb periods of under performance such as that experienced in 2001-02 and 2002-03. Despite the volatility of investment returns, the policy of setting aside and investing funds for future employee entitlements remains sound and one of the key features of the State’s strong balance sheet.

Table 1 below provides aggregate outcome information for 2002-03 and projections for 2003-04.

Table 1

Key Financial Aggregates

(GFS Basis)

	2001-02 Actual	2002-03 Budget	2002-03 Actual	2003-04 Budgeted
	$ million	$ million	$ million	$ million
General Government Sector:
Revenue	18,857	20,181	20,256	21,382
Expenses	19,751	20,157	20,241	21,229

Net operating balance	(894)	23	15	153
Cash surplus/(deficit)	188	354	645	152
Gross fixed capital formation	2,220	1,712	1,607	2,319
Net worth	58,093	58,498	64,894	60,312

Public Non-Financial Corporations Sector:
Net operating balance	(192)	(307)	(52)	(176)
Gross fixed capital formation	1,434	1,831	1,948	2,193

2003-04 Budget Projections

A surplus of revenue over operating expenses of $153 million is expected for 2003-04 for the General Government Sector. The Total State net operating result for 2003-04 is expected to be a deficit of $23 million, with the Public Non-Financial Corporations sector expected to record a net operating deficit of $176 million.

The operating result in the Public Non-Financial Corporations sector reflects the treatment of dividends under Government Finance Statistics rather than a reflection of the underlying operating performance of the PTE sector. Under a normal accounting presentation, the net operating result excludes dividend payments which are treated as returns to shareholders and therefore “below the line”. Under GFS, dividends are an expense “above the line”. It also reflects the inclusion in the sector of some entities which, in the course of their normal operations, do not operate in surplus.

Revenue

General Government Revenue is budgeted to increase by $1,126 million (5.6%) to $21.382 billion in 2003-04. Current grants and subsidies, together with taxation are the principal forms of revenue for the State, accounting for around two-thirds of General Government revenue.

Expenses

In GFS terms, General Government expenses are budgeted to increase by $988 million to $21.229 billion in 2003-04.

Balance Sheet

2002-03 Outcome

Table 2 below provides data on the State’s capital program and net worth. On a GFS basis, the General Government’s Total Gross Fixed Capital Formation (GFCF) in 2002-03 is $ $1.607 billion, compared with the budgeted figure of $1.712 billion. Lower than estimated capital purchases reflect end-of-year carryovers of some capital allocations from 2002-03 to 2003-04.

Table 2

2002-03 Capital Program and Balance Sheet Results and 2003-04 Budget Projections

(GFS Basis)

	Actual 2001-02	Budget 2002-03	Actual 2002-03	Budgeted 2003-04
	$ million	$ million	$ million	$ million
Gross Fixed Capital Formation:
General Government Sector	2,220	1,712	1,607	2,319
Public Non-Financial Corporations	1,434	1,831	1,948	2,193
Total State Gross Fixed Capital Formation 1,2	3,632	3,543	3,555	4,512

Net Worth:
General Government Sector (Total State) 3	58,093	58,498	64,894	60,312
Incorporating Equity Investment in:
Public Non-Financial Corporations	12,169	11,816	12,096	12,802
Public Financial Enterprise Sector	690		684

Notes:

1.	Under present Loan Council Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Enterprises (PFEs), due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.
2.	Gross Fixed Capital Formation comprises net expenditure on new and second-hand fixed assets, plus land and intangible assets. Fixed assets are durable goods intended to be employed in the production process for longer than a year. It also includes net expenditure on mineral deposits, timber tracts and similar non-reproducible tangible assets, and net expenditure on intangible assets such as patents and copyrights. Gross Fixed Capital Formation differs from the total State capital program reported in Budget Paper No. 4 due to asset sales being netted off for GFS data, only net movements in inventories being reflected in GFS data and capital grants being included in the Capital Works Program.
3.	As no budget data are collected for PFEs, the forecast net worth in the 2002-03 Budget figures assumes that PFE net worth (equity investment for which is held by the State, and recorded in the General Government Sector) remains constant.

Gross Fixed Capital Formation in the General Government sector varies from year to year reflecting the service delivery requirements of the State, including the completion of a number of major capital works programs.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector grew by $6,801 million over the 2001-02 actual net worth. This growth in net worth has occurred despite the impact of lower than expected returns on investments. The main contributor has been an increase in asset values arising from the revaluation of major assets in line with the State’s asset revaluation cycle. In the Public Non-Financial Corporations sector net worth was $12.169 billion in 2001-02. It decreased to $12,096 billion in 2002-03 and is forecast to increase to $12.8 billion in 2003-04.

Net Financial Assets

The net financial assets measure is an indicator of financial strength. Net financial assets are defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

The net financial assets measure is broader than the alternative measure, net debt, which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side. Because of its comprehensive nature, the net financial assets measure is more appropriate in an accrual accounting framework.

The net financial assets of the General Government sector reflect the cumulative impact of sound fiscal policies and mean the State is fully capable of meeting all its current and recognised future obligations, without recourse to material adjustments in fiscal policy settings.

After excluding the value of equity investments of public enterprises, financial assets in the General Government sector are still more than sufficient to meet all the liabilities of the sector. Accordingly, the financial position of the State remains very strong, with sufficient financial assets available to meet liabilities as they fall due, in accordance with the requirements of the Government’s Charter.

Queensland has consistently pursued sound long-term fiscal policies such as ensuring all employee superannuation and long service leave entitlements are fully funded. The strong balance sheet and high levels of liquidity in the General Government Sector clearly demonstrate the success of these policies.

2003-04 Capital Program

The 2003-04 Budget saw the continuation of the trend of sizeable State capital works programs, in both nominal and per capita terms. Queensland’s General Government capital expenditure in 2003-04 is expected to account for more than 27% of all General Government capital expenditure by Australian state governments. On a per capita basis, Queensland has the largest capital program of any State. Total State Gross Fixed Capital Formation on a GFS basis is budgeted to be $606 per capita in 2003-04. This is high relative to an average of $360 per capita for other States. In the Public Non-Financial Corporations sector Gross Fixed Capital Formation is projected to increase by $245 million over the actual outcome to $2.193 billion in 2003-04.

Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a GFS basis.

Table 3

Key Financial Aggregates (Summary)

(GFS Basis)

	Budgeted 2003-04	Projected 2004-05	Projected 2005-06	Projected 2006-07
	$ million	$ million	$ million	$ million
General Government Sector:
Revenue	21,382	22,186	23,107	24,097
Expenses	21,229	22,024	22,909	23,814

Net operating balance	153	162	198	283
Cash surplus/deficit	152	521	622	885
Gross fixed capital formation	2,319	1,866	1,691	1,608
Net worth	60,312	62,396	64,636	67,012

Public Non-Financial Corporations Sector:
Net operating balance	(176)	87	117	177
Gross fixed capital formation	2,193	2,500	1,932	1,431

The key trends in these projections are:

•	The General Government sector is budgeted to achieve increased operating surpluses in the outyears;

•	State tax revenue is expected to continue to grow in the outyears due to factors such as economic and population growth. The forward estimates forecast moderate growth in funding from the Commonwealth;

•	Expenses are also forecast to grow, with employee entitlements increasing in line with expected growth in wages and planned growth in services;

•	The State is projecting an increasing cash surplus in the outyears due to a moderation in net capital purchases from the high levels budgeted for 2003-04;

•	General Government’s net worth is forecast to grow, consistent with the Government’s Charter of Social and Fiscal Responsibility; and

•	The PTE sector net operating balance is expected to improve over the forward estimates with a return to surpluses in 2004-05.

GENERAL INFORMATION

1.    The bonds have been authorized for listing on the Luxembourg Stock Exchange. A legal notice relating to the Global A$ Bond Facility and copies of the legislation that authorized, created and empowered QTC were lodged with the Registrar of the District Court in Luxembourg (Registre de Commerce et de Société à Luxembourg) where such documents may be examined and copies obtained. The Luxembourg Stock Exchange has allocated to the Global A$ Bond Facility the number 12507 for listing purposes.

2.    The issue of the bonds by us is made pursuant to Section 18 of the Queensland Treasury Corporation Act 1988. The giving of the guarantee by the guarantor was approved by the Governor in Council of the State of Queensland by Executive Minutes dated December 17, 1992 and December 16, 1993.

3.    The interest paid to a non-resident, as described in the section entitled “Australian Taxation” above, on the bonds should not be subject to Australian withholding tax because the bonds will satisfy the requirements of Section 128F of the Income Tax Assessment Act 1936 of Australia. Section 128F exempts from withholding tax interest paid to a non-resident on bonds which are issued in conformity with the public offer test. The terms of issue and the procedures for the issue of the bonds described under “Australian Taxation” should satisfy the public offer test.

4.    There are no, nor have there been any, legal or arbitration proceedings (including any proceedings which are pending or threatened of which we are aware) which may have or have had in the last 12 months a significant effect on our financial position.

5.    Following the listing of the bonds on the Luxembourg Stock Exchange, copies of the following documents are available for inspection at the office of the Luxembourg paying and listing agent:

i.  the Statutory Bodies Financial Arrangements Act 1982 (as amended by the Statutory Bodies Financial Arrangements Amendment Act 1996);

ii.  the Queensland Treasury Corporation Act 1988;

iii.  our annual report for the five years ended June 30, 2003 together with our consolidated financial statements and Independent Audit Report for the years ended June 30, 2002 and June 30, 2003 by the Auditor-General of Queensland;

iv.  the amended and restated distribution agreement;

v.  the amended and restated fiscal agency agreement (which contains the form of the global bonds);

vi.  the form of the deeds of guarantee; and

vii.  this prospectus supplement, the accompanying prospectus and any pricing supplement.

So long as any of the bonds are listed on the Luxembourg Stock Exchange, each person interested can inspect, upon request, a copy of these documents at the office of the Luxembourg paying and listing agent.

Copies of this prospectus supplement, including the accompanying prospectus and any applicable pricing supplement, and our annual reports for the five years ended June 30, 2003 together with our consolidated financial statements and the Independent Audit Report for the years ended June 30, 2002 and June 30, 2003 by the Auditor-General of Queensland are available free of charge, upon request, at the office of the Luxembourg paying and listing agent. Also, we will make similarly available all of our future annual reports (including our future consolidated financial statements) and semi-annual interim financial statements for future years, free of charge, as and when they are published for so long as the bonds are listed on the Luxembourg Stock Exchange.

We, in preparing our financial statements, do not distinguish between parent entity and consolidated entities, because we are a corporation sole and we perform all transactions either through controlled or associated entities or through delegated power given to the Capital Markets Board (described below in paragraph 6). As a consequence, the parent entity concept for financial reporting does not provide additional information.

6.    (a)  The present Under Treasurer of the State is Mr. Gerard Bradley. The powers, functions and duties of the Under Treasurer have been delegated to the Queensland Treasury Corporation Capital Markets Board (Chairman: Sir Leo Hielscher) which is established pursuant to Section 10 of the Queensland Treasury Corporation Act 1988. Members of the Queensland Treasury Corporation Capital Markets Board are appointed by the Governor in Council of the State and are not our employees. Our Chief Executive is Stephen Rochester. We have four customer-focused teams which provide funding and financial risk management advice and services and facilitate customer access to our range of specialist resources. The teams are as follows: treasury services team, local government and regional Queensland team, government owned corporations team, and government departments and agencies team. We also have a range of special project and service teams which support our customer-focused teams. The business address of the Capital Markets Board and for us is Level 14, Queensland Minerals and Energy Centre, 61 Mary Street, Brisbane, Queensland 4000, Australia.

(b)  The name and address of the registrar and New York paying and transfer agent are Deutsche Bank Trust Company Americas, acting through its corporate trust office at 60 Wall Street, New York, New York 10005. As long as bonds are listed on the Luxembourg Stock Exchange, we will maintain a paying agent in the City of Luxembourg. The name and address of the paying agent in Luxembourg are Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer L-1115 Luxembourg. As long as bonds are listed on the Luxembourg Stock Exchange, we will maintain a transfer agent in the city of Luxembourg. The name and address of the transfer agent in Luxembourg are Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer L-1115 Luxembourg. The name and address of the London paying and transfer agent is Deutsche Bank AG London, Winchester House, 1 Great Winchester Street, London EC2N 2DB.

(c)  The name and address of the listing agent in Luxembourg is Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer, L-1115 Luxembourg, (352) 4212-2643.

7.    There has been no significant or material adverse change in our financial or trading position or prospects since June 30, 2003, being the date of the end of our last fiscal year.

8.    In accordance with the laws of the State of New York, which are the governing laws of the bonds, claims under the bonds in respect of principal and interest will be prescribed 6 years from the date on which the cause of action first accrues.

9.    Our bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each issue allocated by Euroclear and Clearstream, Luxembourg will be contained in the applicable pricing supplement.

FORM OF APPLICABLE PRICING SUPPLEMENT

Set out below is the form of pricing supplement which will be completed for each tranche of bonds offered and sold pursuant to this prospectus supplement and the accompanying prospectus. The bonds may be issued in one or more series as we may authorize from time to time. Prospective investors should refer to the applicable prospectus supplement and the accompanying prospectus for a description of the specific terms and conditions of the particular series of bonds.

[Date]

Queensland Treasury Corporation

Issue of [Aggregate Nominal Amount of Tranche] Global A$ Bonds

Guaranteed by The Treasurer on behalf of The Government of Queensland under the A$10,000,000,000 Global A$ Bond Facility

This document constitutes the pricing supplement relating to the issue of bonds described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the prospectus supplement dated [•] and the accompanying prospectus dated November 13, 2003. This pricing supplement is supplemental to and must be read in conjunction with such prospectus supplement and accompanying prospectus.

1.	(i)	Issuer:	Queensland Treasury Corporation

	(ii)	Guarantor:	The Treasurer on behalf of the Government of Queensland

2.		Benchmark line:	[ ] ( e.g., 2005, 2007, 2009, etc) (to be consolidated and form a single series with QTC 6.0% Global A$ Bonds due [•],[•], ISIN [•])

3.		Specific Currency or Currencies:	AUD

4.	(i)	Issue price:	A$ [ ]

	(ii)	Dealers’ fees and commissions paid by Issuer:	[Unless stated otherwise in this Pricing Supplement, no fee or commission is payable in respect of the issue of the bond(s) described in this Pricing Supplement. Instead, QTC pays fees and commissions in accordance with the procedure described in the QTC Offshore and Onshore Fixed Interest Distribution Group Operational Guidelines.]

	(iii)	Net proceeds:	A$[ ]

5.		Specified Denominations:	[ ]

6.	(i)	Issue Date:	[ ]

	(ii)	Record Date (date on and from which security is Ex-interest):	[ ]

	(iii)	Interest Payment Dates:

7.		Maturity Date:	[specify date]

8.		Interest Basis:	[ ] percent Fixed Rate

9.		Redemption/Payment Basis:	Not Applicable [unless otherwise specified in the applicable prospectus supplement]

10.		Change of Interest Basis or Redemption/Payment Basis:	Not Applicable [unless otherwise specified in the applicable prospectus supplement]

11.	(i)	Status of the Bonds:	Senior and rank pari passu with other senior, unsecured debt obligations of QTC

	(ii)	Status of the Guarantee:	Senior and rank pari passu with all its other unsecured obligations
12.		Listing:	Luxembourg Stock Exchange

13.		Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.		Fixed Rate Note Provisions Applicable

	(i)	Rate(s) of Interest:	[ ] percent per annum [payable [annually/semi-annually/quarterly] in arrears]

	(ii)	Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[specify other]

(NB: This will need to be amended in the case of long or short coupons)

	(iii)	Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount

	(iv)	Determination Date(s):	[ ] in each year [Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon]

(NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration. Only relevant where Day Count Fraction is Actual/Actual (ISMA))

	(v)	Other terms relating to the method of calculating interest for Fixed Rate Bonds:	[None/Give details]

PROVISIONS RELATING TO REDEMPTION

15.		Final Redemption Amount:	Not Applicable [unless otherwise specified in the applicable prospectus supplement]

16.		Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same:	Not Applicable [unless otherwise specified in the applicable prospectus supplement]

GENERAL PROVISIONS APPLICABLE TO THE BONDS

17.		Form of Bonds:	Permanent Global Note not exchangeable for Definitive Bonds [unless otherwise specified in the applicable prospectus supplement]

18.		Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/give details]

(Note that this item relates to the place of payment and not Interest Period end dates to which item 14(ii) relates)

19.		Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature):	[Yes/No. If yes, give details]

20.		Other terms or special conditions:	[Not Applicable/give details]

DISTRIBUTION

21.	(i)	If syndicated, names of Managers:	[Not Applicable/give names]

	(ii)	Stabilizing Manager (if any):	[Not Applicable/give name]

22.		If non-syndicated, name of relevant Dealer:	[ ]

23.		Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA Not Applicable

24.		Additional selling restrictions:	[Not Applicable/give details]

OPERATIONAL INFORMATION

25.		Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Depository Trust Company [give number(s)]

26.		Delivery [against/free of] payment	Delivery:

27.		Additional Paying Agent(s) (if any):	[ ]

	ISIN:		[ ]

	Common Code:		[ ]

LISTING APPLICATION

This pricing supplement comprises the details required to list the issue of bonds described herein pursuant to the listing of the A$10,000,000,000 Global A$ Bond Facility of Queensland Treasury Corporation.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in this pricing supplement.

Signed on behalf of the Issuer:

By:

Duly authorized

If the relevant pricing supplement specifies any modifications to the Conditions of the bonds as described above, it is envisaged that if such modifications relate only to Conditions 1, 7 and 8, they will not necessitate the preparation of a prospectus supplement. If the Conditions of the bonds are to be modified in any other respect, it is envisaged that a prospectus supplement or, if appropriate, a new prospectus describing the modifications, will be prepared.

PROSPECTUS

US$1,224,121,000

Queensland Treasury Corporation

Debt Securities

Guaranteed by

The Treasurer on behalf of

The Government of Queensland

We may from time to time offer our unsecured debt securities consisting of notes, bonds, debentures, inscribed stock or other evidences of indebtedness in the United States with an aggregate principal amount of up to US$1,224,121,000. The securities will be offered as separate issues in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a prospectus supplement or prospectus supplements.

The terms of the securities, including, where applicable, the specific designation, aggregate principal amount, currency of denomination and payment (which may include composite currencies such as the Euro), denominations, maturity, rate (which may be fixed or variable) and time of payment of interest, terms for redemption or exchange at our option or the holder, procedures relating to the transfer of ownership of the securities, terms for sinking fund payment or analogous provisions, the initial public offering price, the names of and the amounts to be purchased by any underwriters or agents, the compensation of any underwriters or agents, the other specific terms in connection with the offering and sale of each issue of the securities in respect of which this prospectus is being delivered and information relating to developments subsequent to the date of this prospectus, will be set forth in a prospectus supplement or prospectus supplements relating to the issue of securities.

The securities may be sold directly by us in the United States at an aggregate initial offering price of not more than US$1,224,121,000 or, if applicable, the equivalent thereof in any other currency, currencies or currency units, through agents designated from time to time or to or through underwriters or dealers. Please see “Plan of Distribution” for a discussion regarding our distribution arrangements. If any of our agents or any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, we will provide the names of the agents or underwriters and any applicable commissions or discounts in a prospectus supplement. The net proceeds we receive from the sale also will be set forth in a prospectus supplement.

The securities may be issued in registered form or bearer form with coupons attached or both. In addition, all or a portion of the securities of a series may be issuable in temporary or permanent global form. Securities in bearer form are offered only to non-United States persons and to offices located outside the United States and its possessions of certain United States financial institutions.

The distribution of this prospectus and the prospectus supplement and the offer and delivery of the securities is not permitted in, or to any residents of, the Commonwealth of Australia. For further discussion regarding restrictions on sales of securities please see “Description of Securities and Guarantee—Selling Restrictions”.

For a discussion of certain United States federal income tax consequences to holders of the securities, see “Description of Securities and Guarantee—United States Federal Taxation”.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is November 13, 2003.

The delivery of this prospectus at any time does not imply that the information contained herein is correct as of any time after its date and the information contained in this prospectus is qualified in its entirety by the supplementary information contained in the applicable prospectus supplement relating to a particular issue of securities.

WHERE YOU CAN FIND

MORE INFORMATION

We file annual reports and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any documents we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC allows us to “incorporate by reference” the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information as well as the information included in this prospectus. We incorporate by reference the annual report on Form 18-K for us and the Government of Queensland for the fiscal year ended June 30, 2003 and any future reports and amendments filed with the SEC under Sections 13(c) and 15(d) of the United States Securities Exchange Act of 1934. Our Form 18-K contains, among other information, our most recently published annual report and consolidated financial statements and our most recently published interim financial statements, from time to time.

QUEENSLAND TREASURY CORPORATION

In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation (“Corporation”) pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under section 10 of the Act, the Corporation established the Queensland Treasury Corporation Capital Markets Board (the “Board”) to determine and implement ongoing strategies for capital market operations.

Under the Act, the Corporation has as its statutory objectives:

(a) to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b) to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c) to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i) the advancement of the financial interests of the State;

(ii) the development of the State or any part thereof; or

(iii) the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a) to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere;

(b) to advance money or otherwise make financial accommodation available;

(c) to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d) to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e) to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f) to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2003, the Corporation had a total of $26.866 billion in assets compared to $26.039 billion at June 30, 2002.

QUEENSLAND

The State of Queensland (the “State” or “Queensland”) has the second largest land area of the six Australian States and the largest habitable area. It occupies the northeastern quarter of Australia, covering 1.7 million square kilometres, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and wool. In addition, the State has extensive deposits of minerals (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well-developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 170,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous State in Australia with a population of over 3.655 million persons, or 19.3% of Australia’s population at August 2001. Approximately two-thirds of Queensland’s population lives in the Brisbane and Moreton region in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian States.

Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 1.6 million residents. There are seven other population centres in Queensland with over 50,000 residents.

USE OF PROCEEDS

We will use the net proceeds from the sale of the securities to finance the activities of the State of Queensland and its statutory bodies.

DEBT RECORD

Neither we, nor any predecessor, nor the Treasurer on behalf of the Government of Queensland has ever defaulted on the payment of principal of, or premium, if any, or interest on any security issued by it.

DESCRIPTION OF SECURITIES

AND GUARANTEE

The following is a brief summary of the terms and conditions of the securities, the guarantee and the fiscal agency agreement or agreements pursuant to which our securities, other than our domestic A$ bonds (which, for purposes of the Act and other purposes, have been and are identified as “Inscribed Stock”) will be issued. Copies of the forms of securities and the form of fiscal agency agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part.

Below is a summary of the material provisions of the terms and conditions of the securities. For more complete information, you should read the exhibits to the registration statement. Information provided in this summary may be varied if we state so in a prospectus supplement.

General

The securities may be issued in one or more series as we may authorize from time to time. You should refer to the applicable prospectus supplement for the following terms of the securities offered thereby:

•	the designation and aggregate principal amount and any limitation on the principal amount and authorized denominations;

•	the currency or currencies or composite currency unit of denomination and payment;

•	the percentage of their principal amount at which the securities will be issued;

•	the maturity date or dates;

•	the interest rate or rates, if any, which may be fixed or variable, and the manner in which the rate or rates will be determined;

•	the interest payment dates, if any, and the dates from which interest accrues;

•	any optional or mandatory redemption or exchange terms, including with respect to our domestic A$ bonds, or repurchase or sinking fund provisions;

•	whether the offered securities will be in bearer form with interest coupons, if any, or in registered form, or both;

•	whether any of the securities are to be issuable initially in temporary global form and whether any of the securities are to be issuable in permanent global form, the authorized denominations of securities in each form, and restrictions on the exchange of one form for another;

•	any securities exchange or exchanges to which an application for listing of the securities has been or may be made and the extent to or the manner in which any interest payable on the global security representing the securities will be paid;

•	paying agents, at whose offices payments of principal and any premium or interest will be made;

•	procedures relating to the transfer of ownership of the securities;

•	if the amounts of the payment of principal of and any premium or interest on the securities may be determined by reference to an index, the manner in which the amounts may be determined; and

•	any other specific provisions.

We will appoint a fiscal agent or agents in connection with the securities, other than our domestic A$ bonds, whose duties will be governed by the relevant fiscal agency agreement. We may replace the fiscal agent and may appoint different fiscal agents for different series of securities. We may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. A register for the registration and transfer of securities, other than our domestic A$ bonds, will be kept by the fiscal agent in The City of New York. The fiscal agent is our agent, is not a trustee for you and does not have the same responsibilities or duties to act for you as would a trustee.

Securities may be issued as discounted securities, which means that they bear no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below their stated principal amount or may have payments denominated in or determined by reference to a currency other than United States dollars. We may issue securities which may be redeemed and exchanged at the option of the holder thereof for our domestic A$ bonds or which are transferable as our domestic A$ bonds pursuant to settlement procedures which will be described in a prospectus supplement relating to the securities. Reference is made to the applicable prospectus supplement for the terms of the exchange.

Payments

Principal of, and any premium or interest on, the securities will be payable at the place or places and in the currency or currencies or composite currency, such as the Euro, as we designate and set forth in the applicable prospectus supplement. Subject to the procedure relating to global securities described below, and unless otherwise provided in the applicable prospectus supplement, the principal of the securities in registered form, other than our domestic A$ bonds, will be payable at the corporate trust office of the fiscal agent in The City of New York or by transfer to a dollar account maintained by the payee with a bank in The City of New York, and the principal of any securities in bearer form will be payable by check at the offices or agencies of the fiscal agent or other paying agent outside the United States as we may designate from time to time or by transfer to a dollar account maintained by the payee with a bank outside of the United States.

Subject to the procedure relating to global securities described below, interest, if any, on registered securities will be paid, unless otherwise provided in the applicable prospectus supplement, by check mailed to the persons in whose names securities are registered at the close of business on the record dates designated in the applicable prospectus supplement at each person’s address appearing on the register of securities or by transfer to a dollar account maintained by the payee with a bank in The City of New York.

Interest on any bearer securities will be payable by check or by transfer to a dollar account maintained by the payee with a bank outside of the United States upon surrender of any applicable coupon at the offices or agencies of the fiscal agent or any other paying agent outside of the United States as we may designate from time to time. No payment of interest on bearer securities will be made at the corporate trust office of the fiscal agent or any other office in the United States, nor will any payment be made by mail to an address in the United States or by transfer to an account maintained by a holder with a bank in the United States. If payments in respect of United States dollar denominated bearer securities at the offices outside of the United States are illegal or effectively precluded because of the imposition of exchange controls or similar restrictions on the payment or receipt of the amounts in dollars, we may instruct that the payments be made at an office or agency located in the United States. If bearer securities are issued, we will designate the offices of at least one paying agent outside of the United States as the location at which interest on the bearer securities will be paid.

Unless otherwise provided in the applicable prospectus supplement, interest on our domestic A$ bonds will be paid by a check mailed to the person in whose name the domestic A$ bonds are registered at the close of business on the record dates designated in the applicable prospectus supplement at the person’s address appearing on the register for our domestic A$ bonds that we maintain at the address specified in the applicable prospectus supplement. Our domestic A$ bonds will not be issued in bearer form. Unless otherwise provided in the applicable prospectus supplement, the principal of our domestic A$ bonds will be payable by check posted directly to the person in whose name the domestic A$ bonds are registered on the register at the close of business on the maturity date of the domestic A$ bonds set forth in the applicable prospectus supplement at the person’s address appearing on the register.

Transfer and Exchange

Unless otherwise provided in the applicable prospectus supplement, the securities, other than our domestic A$ bonds, may be presented for transfer or exchange, other than for the exchange of securities for domestic A$ bonds, at the corporate trust office of the fiscal agent in New York City, subject to the limitations set forth in the fiscal agency agreement. Upon surrender for exchange or transfer of any security, the fiscal agent shall authenticate and deliver in exchange for the security, a security or securities of the appropriate form and denomination and of an equal principal amount. No service charge will be imposed upon the holder of a security in connection with exchanges for securities of a different denomination or for transfers thereof, but the fiscal agent may charge the party requesting any transfer, exchange or registration of the securities a sum sufficient to reimburse it for any stamp or other tax or other governmental charge required to be paid in connection with the transfer, exchange or registration.

We, the fiscal agent and any of our other agents may treat the person in whose name any security is registered as the owner of the security for all purposes. The procedures for exchange of the exchangeable securities for our domestic A$ bonds and for transfer of transferable securities and of domestic A$ bonds will be described in the applicable prospectus supplement.

Status of the Securities

The securities constitute our direct, unconditional and unsecured obligations, the full faith and credit of which will be pledged for the payment and performance of the securities. At the time of issuance the securities will rank in parity with all of our other direct and general obligations for borrowed money without any preference granted by us one above the other by reason of priority of date of issue, currency of payment or otherwise.

Limitations on Issuance of Securities in Bearer Form

In compliance with United States federal tax laws and regulations, bearer securities (including securities in temporary or permanent global form that are either bearer securities or exchangeable for bearer securities) may not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(iv)), purchasing for its own account or for resale or for the account of certain customers, that provides a certificate stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code of 1986, as amended and the United States Treasury Regulations thereunder, or to certain other persons described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(1)(iii)(B).

Moreover, these bearer securities may not be delivered in connection with their sale during the restricted period within the United States or its possessions. Any distributor (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(4)) participating in the offering of bearer securities must covenant that it will not offer or sell during the restricted period any bearer securities within the United States or its possessions or to United States persons (other than the persons described above), it will not deliver in connection with the sale of bearer securities during the restricted period any bearer securities within the United States or its possessions, and it has in effect procedures reasonably designed to ensure that its employees and agents who are directly engaged in selling the bearer securities are aware of the restrictions described above.

No bearer security may be delivered, nor may interest be paid on any bearer security, until the beneficial owner of the bearer security furnishes a written certificate to the effect that the bearer security:

•	is owned by a person that is not a United States person,

•	is owned by a United States person that is a foreign branch of a United States financial institution purchasing for its own account or for resale, or is owned by a United States person who acquired the bearer security through a foreign branch of a United States financial institution and who holds the bearer security through such financial institution on the date of certification, provided in either case that the financial institution provides a certificate to us or the distributor selling the bearer security to it within a reasonable time stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code and the United States Treasury Regulations thereunder, or

•	is owned by a financial institution that purchased the bearer security for resale during the restricted period.

A financial institution described in the third point of the preceding sentence (whether or not also described in the first two points) must certify that it has not acquired the bearer security for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions. In the case of a bearer security in permanent global form, that certification must be given in connection with notation of a beneficial owner’s interest therein. The bearer securities and the coupons will bear a legend which includes the following language: “Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the United States Internal Revenue Code”.

As used herein, “United States person” means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, an estate the income of which is subject to United States federal income taxation regardless of its source and a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust. “United States” means the United States of America (including the States and the District of Columbia), and “possessions” of the United States include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands.

Global Securities

The securities may be issued in whole or in part in the form of one or more global securities that will be deposited with or on behalf of, a depositary identified in the prospectus supplement relating to the securities. Unless and until it is exchangeable in whole or in part for securities in definitive form, a global security may not be transferred except as a whole by the depositary for the global security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any of its nominees to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement, if any, with respect to a series of securities will be described in the prospectus supplement relating to that series. Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the following provisions will apply to all depositary arrangements relating to the securities.

Ownership of beneficial interests in a global security will be limited to persons that have accounts with the depositary for that global security or its nominee, also known as participants, or persons that may hold interests through participants. These accounts shall be designated by the underwriters or agents with respect to the securities underwritten or solicited by them. We will obtain confirmation from the depositary that upon the issuance of a global security, the depositary for the global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the securities represented by the global security. The depositary will have no knowledge of the actual holder of beneficial interests in any global security and its records reflect only the identity of the participants to whose accounts book-entry notes are credited. The participants remain responsible for keeping account of their holdings on behalf of their customers. Ownership of beneficial interests in that global security will be shown on, and the transfer of the ownership interest will be effected only through, records maintained by the depositary (with respect to interests of participants) and on the records of participants with respect to interests of persons held through participants.

The laws of some states of the United States may require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and the laws may impair the ability to own, transfer or pledge beneficial interests in a global security.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the global security for all purposes under the fiscal agency agreement and the terms of the global security. Except as provided below, owners of beneficial interests in a global security will not be entitled to have the securities represented by that global security registered in their names and will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders under the fiscal agency agreement and the terms of the global security and the guarantee. Accordingly, each person owning a beneficial interest in that global security must rely on the procedures of the depositary and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the fiscal agency agreement or the terms of the global security or the guarantee. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in that global security desires to give or take any action which a holder is entitled to give or take under the fiscal agency agreement or the terms of the global security, the depositary would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Payment of principal of, and premium and interest, if any, on securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing the securities. None of us, the fiscal agent and the paying agent or any of our other agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for the securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We will obtain confirmation from the depositary that upon receipt of any payment of principal of, or premium or interest on, a global security denominated in United States dollars, the depositary will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amounts of the global security as shown on the records of the depositary. Payments by participants to owners of beneficial interests in that global security held through the participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name”.

In the case of a global security denominated in, or interest with respect to which is payable in, a foreign currency, the payment procedures will be described in the applicable prospectus supplement. Payments in United States dollars will be made in accordance with the preceding paragraph.

If the depositary for any securities represented by a global security notifies us that it is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Act and a successor depositary is not appointed by us within ninety days after receiving that notice or becoming aware that the depositary is no longer so registered, we will issue the securities in definitive form upon registration of transfer of, or in exchange for, the global security. We may also at any time and in our sole discretion determine not to have the securities represented by one or more global securities and, in that event, will issue securities in definitive form in exchange for all of the global securities representing the securities. In addition, securities represented by one or more global securities which are by their terms exchangeable for another class of securities shall be transferable to the extent necessary to permit the exchange. If applicable, the procedures for effecting any exchange will be described in the applicable prospectus supplement.

Taxation by the Commonwealth of Australia

Interest Withholding Tax

Generally, interest paid by us to a non-resident of Australia, who does not derive the interest in carrying on business at or through a permanent establishment in Australia, is subject to interest withholding tax at the rate of ten percent.

Under the double taxation treaty between Australia and the United States, no Australian interest withholding tax will be payable on interest derived by an entity which is entitled to the benefit of that treaty where that entity is a government body of the United States (including a body exercising governmental functions), a United States resident bank performing central banking functions or by a United States resident financial institution which is unrelated to, and deals independently with, us. For these purposes, “financial institution” means a bank or other enterprise substantially deriving its profits by raising debt finance in the financial markets or by taking deposits at interest and using those funds in carrying on a business of providing finance. However, if the interest is derived as part of an arrangement involving back-to-back loans, Australian interest withholding tax will still be payable.

A person who is not a resident of the Commonwealth of Australia within the meaning of the Income Tax Assessment Act 1936 (Australia) and who does not derive the interest in carrying on business at or through a permanent establishment in Australia and who has acquired or acquires any of the securities will not incur or become liable for any Australian income tax (other than interest withholding tax) on interest, or amounts in the nature of interest, payable in respect of the securities. The terms of issue and the procedures for the issue of the securities are intended to satisfy the conditions for exemption from interest withholding tax under Section 128F of the Income Tax Assessment Act 1936 (Australia), as amended.

Under Australian law as currently in effect, Australian withholding tax at the rate of 10% will be deducted by us from payments of any interest on our domestic A$ bonds paid to a non-resident of Australia. We are not obliged to “gross-up”, nor make any additional payments to a holder of domestic A$ bonds in respect of any withholding.

Interest, or an amount in the nature of interest, paid by us is exempt from Australian withholding tax under Section 128F if debt securities are issued by us outside Australia and if a “public offer” test is satisfied. The public offer test is satisfied if the debt securities are issued as a result of being offered for issue:

(a) to at least 10 persons each of whom:

(i) was carrying on a business of providing finance, or investing or dealing in securities, in the course of operating in financial markets; and

(ii) is not known, or suspected, by us to be an associate (as defined in Section 128F) of any of the other nine such persons; or

(b) to at least 100 persons whom it is reasonable for us to regard as having acquired instruments similar to the debt securities in the past or being likely to acquire instruments similar to the debt securities in the future; or

(c) as a result of being accepted for listing on a stock exchange outside Australia, where we have entered into an agreement with a dealer, manager or underwriter in relation to the placement of the debt securities requiring us to seek such a listing; or

(d) as a result of negotiations being initiated publicly in electronic form, or in another form, that is used by financial markets for dealing in instruments similar to the debt securities; or

(e) to a dealer, manager or underwriter in relation to the placement of debt securities who, under an agreement with us, offered the debt securities for sale within 30 days in a way covered by any of paragraphs (a) to (d) above.

In relation to the issue of a global security, the “public offer” test will be satisfied if the global security falls within the description of “global bond” in Section 128F(10). Broadly speaking, this will be the case if the following requirements are satisfied:

(i) the global security describes itself as a global bond or a global note; and

(ii) it is issued to a clearing house (as defined in Section 128F(9)) or to a person as trustee or agent for, or otherwise on behalf of, one or more clearing houses; and

(iii)in connection with the issue of the global security, the clearing house or houses confer rights in relation to the global security on other persons and will record the existence of the rights; and

(iv) before the issue of the global security, we, or a dealer, manager or underwriter, in relation to the placement of debt securities on our behalf, announces that, as a result of the issue, those rights will be able to be created; and

(v) the announcement is made in a way or ways covered by any of paragraphs (a) to (e) above (reading a reference in those paragraphs to “debt securities” as if it were a reference to the rights referred to in paragraph (iv) above and a reference to “us” as if it included a reference to the dealer, manager, or underwriter); and

(vi) under the terms of the global security, interests in the global security are able to be surrendered, whether or not in particular circumstances, in exchange for other debt securities issued by us that are not themselves global securities.

The public offer test is not satisfied if at the time of the issue we know, or have reasonable grounds to suspect, that the debt security or an interest in the debt security was being, or would later be, acquired directly or indirectly by an Offshore Associate of ours other than one acting in the capacity of a dealer, manager, or underwriter in relation to the placement of the debt securities or in the capacity of a clearing house, custodian, funds manager or responsible entity of a registered scheme (within the meaning of the Corporations Act 2001 (Australia)). Nor will the exemption from interest withholding tax apply if, at the time of the payment of interest to a person, we know or have reasonable grounds to suspect that the holder concerned is one of our Offshore Associates other than one receiving the payment in the capacity of a clearing house, paying agent, custodian, funds manager or responsible entity of a registered scheme without losing the benefit of the exemption from interest withholding tax. An “Offshore Associate” is an associate (as defined in Section 128F) of ours that is either a non-resident of the Commonwealth of Australia which does not acquire the securities in carrying on a business at or through a permanent establishment in Australia or, alternatively, is a resident of Australia that acquires the securities in carrying on a business at or through a permanent establishment outside of Australia.

To reduce the risk that the public offer test will not be satisfied we have identified our known associates and have requested that they do not acquire any of our securities which are issued outside Australia.

Payment of Additional Amounts in Certain Circumstances

All payments by us of or in respect of, principal of, and any premium and interest on, the securities, except for the domestic A$ bonds, will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision or authority thereof or therein having power to tax, unless the withholding or deduction of the taxes, duties, assessments or governmental charges is required by law. In that event, we or, as the case may be, the guarantor will pay the additional amounts as may be necessary in order that the net amounts receivable by you after the withholding or deduction (and after deduction of any additional taxes, duties, assessments or governmental charges payable in respect of such additional amounts) shall equal the respective amounts of principal and interest which would have been receivable in respect of the securities, in the absence of the withholding or deduction. However, no additional amounts will be so payable for or on account of:

(1) any withholding, deduction, tax, duty, assessment or other governmental charge which would not have been imposed but for the fact that the holder:

(A) was a resident, domiciled in or a national of, or engaged in business or maintained a permanent establishment or was physically present in, Australia or otherwise had some connection with Australia other than the mere ownership of, or receipt of payment under, the security;

(B) presented a security for payment in Australia, unless the security could not have been presented for payment elsewhere; or

(C) presented the security more than 30 days after the date on which the payment in respect of the security first became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to the additional amounts if it had presented the security for payment on any day within the period of 30 days;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any withholding or deduction on account of such taxes;

(3) any tax, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payments of (or in respect of) principal of, or any premium or interest on, the security;

(4) any withholding, deduction, tax, assessment or other governmental charge which is imposed or withheld by reason of the failure by the holder of a security or, if the security is a global security, the beneficial owner of a security to comply with our request addressed to the holder or beneficial owner, as the case may be,

(A) to provide information concerning the nationality, residence, identity or address of the holder or the beneficial owner, as the case may be; or

(B) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (A) or (B), is required or imposed by a statute, treaty, regulation or administrative practice of Australia or any political subdivision or authority thereof or therein having the power to tax as a precondition to exemption from all or part of the withholding, deduction, tax, assessment or other governmental charge; or

(5) any combination of items (1), (2), (3) and (4) above.

Furthermore, no additional amounts will be paid with respect to any payment of, or in respect of, the principal of, or any premium or interest on, the securities to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment to the extent the payment would, under the laws of the Commonwealth of Australia or any political subdivision or authority thereof or therein having the power to tax, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to the fiduciary or a member of the partnership or a beneficial owner who would not have been entitled to the additional amounts had it been the holder of a security.

We will not be liable to pay additional amounts to any holder for any deduction or withholding on account of any duties or taxes where those duties or taxes are imposed or levied by or on behalf of the Commonwealth of Australia by virtue of the holder being our associate (as defined in Section 128F of the Income Tax Assessment Act 1936 (Australia)) or as a result of the holder being a party to or participating in a scheme to avoid the duties or taxes, being a scheme which we neither were party to nor participated in.

Australian withholding tax at the rate of 10% will be deducted by us from payments of any interest on our domestic A$ bonds paid to a non-resident of Australia. We are not obliged to “gross up”, nor make any additional payments to, a holder of domestic A$ bonds in respect of any withholding.

Any reference herein to principal or interest in respect of the securities will also be deemed to refer to any additional amounts which may be payable in respect of those securities.

Income and Other Taxes

Under Australian law as currently in effect, a person who is a non-resident and who is a holder of securities or domestic A$ bonds will not by reason only of that ownership incur or become liable for any Australian taxes or duties of whatsoever nature in respect of principal of or (except as described in “Interest Withholding Tax” above, noting the exemption from that tax afforded by Section 128F where its requirements are complied with) interest, or amounts in the nature of interest (including original issue discount, or premium, if any), in respect of, the securities or domestic A$ bonds, provided that no such interest, amount in the nature of interest, or premium is derived in carrying on business through a permanent establishment in Australia.

Under Australian law as currently in effect, no Australian income or other tax is payable on any profit on sale of the securities or domestic A$ bonds which are held by non-residents except if the securities or the domestic A$ bonds, as the case may be, are purchased with the intention of deriving that profit by resale, or the securities or domestic A$ bonds, as the case may be, are trading stock of the vendor or if an ordinary incident of the vendor’s business is the sale of securities for a profit and, in any case, the profit from the sale has a source in Australia. The profit will generally only have a source in Australia if the business is conducted in Australia, if the securities or domestic A$ bonds, as the case may be, are sold in Australia or the securities or domestic A$ bonds, as the case may be, are physically held in Australia.

Notwithstanding that a profit from a sale of securities or domestic A$ bonds is prima facie assessable in Australia in the circumstances referred to above, if the vendor is a resident of a country with which Australia has a double taxation agreement, then depending on the circumstances of the case and the terms of the relevant treaty, relief from Australian tax may nevertheless be available under the treaty.

Inheritance Taxes

Under Australian law as currently in effect, no Australian state or Federal estate duty or other inheritance taxes will be payable in respect of securities or domestic A$ bonds held at the date of death regardless of the holder’s domicile at the date of death.

Selling Restrictions

No prospectus in relation to the securities has been lodged with or registered by the Australian Securities and Investments Commission. The securities may not be offered or sold, directly or indirectly, in the Commonwealth of Australia, its territories and possessions. Each dealer has or will severally represent and agree with us that in connection with the distribution of the securities:

•	it has not directly or indirectly offered for subscription or purchase or issued invitations to subscribe for or buy nor has it sold any of the securities;

•	it will not directly or indirectly offer for subscription or purchase or issue invitations to subscribe for or buy or sell any of the securities; and

•	it has not distributed and will not distribute any draft or final form offering memorandum, advertisement or other offering material relating to any of the securities,

in Australia or to any person that the employees of the Dealer acting in connection with the offer or sale know or have reasonable grounds to suspect is one of our Offshore Associates other than one acting in the capacity of a dealer, manager, or underwriter in relation to the placement of the securities or in the capacity of a clearing house, custodian, funds manager or responsible entity of a registered scheme (within the meaning of the Corporations Act 2001 (Australia)).

Each Dealer has agreed to co-operate with us with a view to ensuring that securities are offered for sale in such a manner which will allow payments of interest or amounts in the nature of interest on the securities to be exempt from Australian withholding tax under section 128F of the Income Tax Assessment Act 1936 (Australia), as amended.

Australian Exchange Control Restrictions

The written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism—Persons and Entities) List, as published from time to time in the Commonwealth Government Gazette. This includes individuals or entities linked with the Taliban, Usama bin Laden and other terrorist organizations. Transactions involving persons published in the Gazette without the permission of the Minister are a criminal offence.

Transactions involving individuals associated with the regime of former President of Yugoslavia Slobodan Milosevic and certain ministers and senior officials of the Government of Zimbabwe are prohibited under the Banking (Foreign Exchange) Regulations 1959 (Cth). The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth Government Gazette.

Transactions over A$100,000 involving the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and Narodna Banka Jugoslavije (including Banque Nationale de Yugoslavie) require prior approval from the Reserve Bank of Australia.

United States Federal Taxation

This section describes the principal United States federal income tax consequences of owning the securities we are offering. It applies to you only if you acquire securities in this offering and you own your securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns securities that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns securities as part of a straddle or conversion transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

This section deals only with securities that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement. This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these securities in your particular circumstances under the code and the laws of any other taxing jurisdiction.

This section describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Payments of Interest

Except as described below in the case of interest on a discount security that is not qualified stated interest (each as defined below under “Description of Securities and Guarantee—United States Federal Taxation—Original Issue Discount—General”), you will be taxed on any interest on your security, whether payable in U.S. dollars or a currency, composite currency or basket of currencies other than U.S. dollars (a “foreign currency”) as ordinary income at the time you receive the interest or it accrues, depending on your method of accounting for tax purposes.

Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year).

If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year). Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you own at the beginning of the first taxable year to which the election applies and to all debt instruments that you thereafter acquire. You may not revoke this election without the consent of the Internal Revenue Service.

When you actually receive an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of your security) denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Original Issue Discount

General. If you own a security, other than a security with a term of one year or less (a short-term security), it will be treated as issued at an original issue discount (a discount security) if the amount by which the security’s stated redemption price at maturity exceeds its issue price is more than a de minimis amount. All three terms are defined below. Generally, a security’s issue price will be the first price at which a substantial amount of securities included in the issue of which the security is a part are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A security’s stated redemption price at maturity is the total of all payments provided by the security that are not payments of qualified stated interest. Generally, an interest payment on a security is qualified stated interest if it is one of a series of stated interest payments on a security that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods) applied to the outstanding principal amount of the security. There are special rules for variable rate securities that we discuss below under “Description of Securities and Guarantee—United States Federal Taxation—Original Issue Discount—Variable Rate Securities”.

In general, your security is not a discount security if the amount by which its stated redemption price at maturity exceeds its issue price is less than  1/4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity (the de minimis amount). Your security will have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your security has de minimis original issue discount, you must include the de minimis amount in income as stated principal payments are made on the security, unless you make the election described below under “Election to Treat All Interest as Original Issue Discount”. You can determine the amount to be included with respect to each such payment by multiplying the total amount of your security’s de minimis original issue discount by a fraction equal to:

•	the amount of the principal payment made divided by:

•	the stated principal amount of the security.

Inclusion of Original Issue Discount in Income. Generally, if your discount security matures more than one year from its date of issue, you must include the original issue discount (“OID”) in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your discount security. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to your discount security for each day during the taxable year or portion of the taxable year that you own your discount security (accrued OID). You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount security and you may vary the length of each accrual period over the term of your discount security.

However, no accrual period may be longer than one year and each scheduled payment of interest or principal on your discount security must occur on either the first or final day of an accrual period.

You can determine the amount of OID allocable to an accrual period by:

•	multiplying your discount security’s adjusted issue price at the beginning of the accrual period by your security’s yield to maturity, and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your security allocable to the accrual period.

You must determine the discount security’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount security’s adjusted issue price at the beginning of any accrual period by:

•	adding your discount security’s issue price and any accrued OID for each prior accrual period, and then

•	subtracting any payments previously made on your discount security that were not qualified stated interest payments.

If an interval between payments of qualified stated interest on your discount security contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

The amount of OID allocable to the final accrual period is equal to the difference between:

•	the amount payable at the maturity of your security (other than any payment of qualified stated interest), and

•	your security’s adjusted issue price as of the beginning of the final accrual period.

Acquisition Premium. If you purchase your security for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your security after the purchase date but is greater than the amount of your security’s adjusted issue price (as determined above under “Description of Securities and Guarantee—United States Federal Taxation—Original Issue Discount—General”), the excess is acquisition premium. If you do not make the election described below under “Election to Treat All Interest as Original Issue Discount”, then you must reduce the daily portions of OID by an amount equal to:

•	the excess of your adjusted basis in the security immediately after purchase over the adjusted issue price of your security divided by:

•	the excess of the sum of all amounts payable, other than qualified stated interest, on your security after the purchase date over your security’s adjusted issue price.

Pre-Issuance Accrued Interest. An election can be made to decrease the issue price of your security by the amount of pre-issuance accrued interest if:

•	a portion of the initial purchase price of your security is attributable to pre-issuance accrued interest,

•	the first stated interest payment on your security is to be made within one year of your security’s issue date, and

•	the payment will equal or exceed the amount of pre-issuance accrued interest.

If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your security.

Securities Subject to Contingencies Including Optional Redemption. Your security is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your security by assuming that the payments will be made according to the payment schedule most likely to occur if:

•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and

•	one of such schedules is significantly more likely than not to occur.

If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you must include income on your security in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable pricing supplement.

Notwithstanding the general rules for determining yield and maturity, if your security is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the security under an alternative payment schedule or schedules, then:

•	in the case of an option or options that we may exercise, we will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your security, and

•	in the case of an option or options that you may exercise, you will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your security.

If both you and we hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. You may determine the yield on your security for the purposes of those calculations by using any date on which your security may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your security as the principal amount payable at maturity.

If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your security is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of your security by treating your security as having been retired and reissued on the date of the change in circumstances for an amount equal to your security’s adjusted issue price on that date.

Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your security using the constant-yield method described above under the heading “Description of Securities and Guarantee— United States Federal Taxation—Original Issue Discount—Inclusion of Original Issue Discount in Income”, with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under “Securities Purchased at a Premium”) or acquisition premium.

If you make this election for your security, then, when you apply the constant-yield method:

•	the issue price of your security will equal your cost,

•	the issue date of your security will be the date you acquired it, and

•	no payments on your security will be treated as payments of qualified stated interest.

Generally, this election will apply only to the security for which you make it unless the security has amortizable bond premium or market discount. If the security has amortizable bond premium, you will be deemed to have elected to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you own as of the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if you make this election for a market discount security, you will be treated as having made the election discussed above under “Description of Securities and Guarantee—United States Federal Taxation—Original Issue Discount—Market Discount” to include market discount in income currently over the life of all debt instruments that you currently own or later acquire. You may not revoke any election to apply the constant-yield method to all interest on a security or the deemed elections with respect to amortizable bond premium or market discount securities without the consent of the Internal Revenue Service.

Variable Rate Securities. Your security will be a “variable rate security” if:

•	your security’s issue price does not exceed the total noncontingent principal payments by more than the lesser of:

•	.015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or

•	15 percent of the total noncontingent principal payments; and

•	your security provides for stated interest (compounded or paid at least annually) only at:

•	one or more qualified floating rates,

•	a single fixed rate and one or more qualified floating rates,

•	a single objective rate, or

•	a single fixed rate and a single objective rate that is a qualified inverse floating rate.

Your security will have a variable rate that is a qualified floating rate if:

•	variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your security is denominated or

•	the rate is equal to such a rate multiplied by either:

•	a fixed multiple that is greater than 0.65 but not more than 1.35 or

•	a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate and

•	the value of the rate on any date during the term of your security is set no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.

•	If your security provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the security, the qualified floating rates together constitute a single qualified floating rate.

•	Your security will not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the security or are not reasonably expected to significantly affect the yield on the security.

•	Your security will have a variable rate that is a single objective rate if:

•	the rate is not a qualified floating rate,

•	the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party, and

•	the value of the rate on any date during the term of your security is set no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.

Your security will not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your security’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of your security’s term.

An objective rate as described above is a qualified inverse floating rate if:

•	the rate is equal to a fixed rate minus a qualified floating rate; and

•	the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

Your security will also have a single qualified floating rate or an objective rate if interest on your security is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

•	the fixed rate and the qualified floating rate or objective rate have values on the issue date of the security that do not differ by more than 0.25 percentage points; or

•	the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

In general, if your variable rate security provides for stated interest at a single qualified floating rate or objective rate, all stated interest on your security is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for your security.

If your variable rate security does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate, other than at a single fixed rate for an initial period, you generally must determine the interest and OID accruals on your security by:

•	determining a fixed rate substitute for each variable rate provided under your variable rate security,

•	constructing the equivalent fixed rate debt instrument (using the fixed rate substitute described above),

•	determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and

•	adjusting for actual variable rates during the applicable accrual period.

When you determine the fixed rate substitute for each variable rate provided under the variable rate security, you generally will use the value of each variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your security.

If your variable rate security provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate, other than at a single fixed rate for an initial period, you generally must determine interest and OID accruals by using the method described in the previous paragraph. However, your variable rate security will be treated, for purposes of the first three steps of the determination, as if your security had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your variable rate security as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

Short-Term Securities. In general, if you are an individual or other cash basis United States holder of a short-term security, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so. However, you may be required to include any stated interest in income as you receive it. If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you will be required to accrue OID on short-term securities on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term security will be ordinary income to the extent of the OID accrued on a straight-line basis, unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term securities, you will be required to defer deductions for interest on borrowings allocable to your short-term securities in an amount not exceeding the deferred income until the deferred income is realized.

When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term security, including stated interest, in your short-term security’s stated redemption price at maturity.

Discount Securities. If your discount security is denominated in, or determined by reference to, a foreign currency, you must determine OID for any accrual period on your discount security in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described under “Description of Securities and Guarantee—United States Federal Taxation—Payments of Interest”. You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your security.

Market Discount. You will be treated as if you purchased your security, other than a short-term security, at a market discount and your security will be a market discount security if:

•	you purchase your security for less than its issue price (as determined above under “Description of Securities and Guarantee—United States Federal Taxation—Original Issue Discount—General”) and

•	your security’s stated redemption price at maturity or, in the case of a discount security, the security’s revised issue price, exceeds the price you paid for your security by at least 1/4 of 1 percent of your security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the security’s maturity.

To determine the revised issue price of your security for these purposes, you generally add any OID that has accrued on your security to its issue price.

If your security’s stated redemption price at maturity or, in the case of a discount security, its revised issue price, does not exceed the price you paid for the security by  1/4 of 1 percent multiplied by the number of complete years to the security’s maturity, the excess constitutes de minimis market discount, and the rules that we discuss below are not applicable to you.

If you recognize gain on the maturity or disposition of your market discount security, you must treat it as ordinary income to the extent of the accrued market discount on your security. Alternatively, you may elect to include market discount in income currently over the life of your security. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service.

You will accrue market discount on your market discount security on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you elect to accrue market discount using a constant-yield method, it will apply only to the security with respect to which it is made and you may not revoke it.

If you own a market discount security and do not elect to include market discount in income currently, you will generally be required to defer deductions for interest on borrowings allocable to your security in an amount not exceeding the accrued market discount on your security until the maturity or disposition of your security.

Securities Purchased at a Premium

If you purchase your security for an amount in excess of its principal amount, you may elect to treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your security by the amount of amortizable bond premium allocable, based on your security’s yield to maturity, to that year. If your security is denominated in, or determined by reference to, a foreign currency, you will compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium will reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your security is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments (other than debt instruments, the interest on which is excludible from gross income) that you own at the beginning of the first taxable year to which the election applies, and to all debt instruments that you thereafter acquire, and you may not revoke it without the consent of the Internal Revenue Service. See also “Description of Securities and Guarantee—United States Federal Taxation—Original Issue Discount—Election to Treat All Interest as Original Issue Discount”.

Purchase, Sale and Retirement of the Securities

Your tax basis in your security will generally be the U.S. dollar cost (as defined below) of your security, adjusted by:

•	adding any OID or market discount, de minimis original issue discount and de minimis market discount previously included in income with respect to your security, and then

•	subtracting the amount of any payments on your security that are not qualified stated interest payments and the amount of any amortizable bond premium applied to reduce interest on your security.

If you purchase your security with foreign currency, the U.S. dollar cost of your security will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your security is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your security will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

You will generally recognize gain or loss on the sale or retirement of your security equal to the difference between the amount you realize on the sale or retirement and your tax basis in your security. If your security is sold or retired for an amount in foreign currency, the amount you realize will be the U.S. dollar value of such amount on:

•	the date payment is received, if you are a cash basis taxpayer and the securities are not traded on an established securities market, as defined in the applicable Treasury regulations,

•	the date of disposition, if you are an accrual basis taxpayer, or

•	the settlement date for the sale, if you are a cash basis taxpayer, or an accrual basis taxpayer that so elects, and the securities are traded on an established securities market, as defined in the applicable Treasury regulations.

You will recognize capital gain or loss when you sell or retire your security, except to the extent:

•	described above under “Short-Term Securities” or “Market Discount”,

•	attributable to accrued but unpaid interest,

•	the rules governing contingent payment obligations apply, or

•	attributable to changes in exchange rates as described below.

Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% for property held more than one year and 18% where the property is held for more than five years.

You must treat any portion of the gain or loss that you recognize on the sale or retirement of a security as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

If you receive foreign currency as interest on your security or on the sale or retirement of your security, your tax basis in the foreign currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally will have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase securities or exchange it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

Indexed Securities

The applicable prospectus supplement will discuss any special United States federal income tax rules with respect to securities the payments on which are determined by reference to any index and other securities that are subject to the rules governing contingent payment obligations which are not subject to the rules governing variable rate securities.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to all payments of principal, any premium and interest, the accrual of OID on a discount security, and the proceeds of the sale of security before maturity within the United States, with respect to non-corporate United States holders. Additionally, backup withholding will generally apply to any payments, including payments of OID, if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

Redemption

General

If the securities of a series, other than our domestic A$ bonds, provide for mandatory redemption by us or redemption at our election, unless otherwise provided in the applicable prospectus supplement, that redemption shall be on not less than ten nor more than 45 days’ notice and, in the event of redemption in part, the securities to be redeemed will be selected by the fiscal agent in such manner as it shall deem fair and appropriate.

Unless all the securities of a series to be redeemed are registered securities, notice of redemption will be published prior to the redemption date in a daily newspaper printed in the English language and of general circulation in The City of New York, or as otherwise provided in the applicable prospectus supplement. Additionally, notice of that redemption will be mailed to holders of registered securities of the series to their last addresses as they appear on the register of the securities of that series.

For Taxation

Should we, on the occasion of the next payment in respect of the securities, other than our domestic A$ bonds, be obliged to pay any additional amounts as are referred to in “Taxation by the Commonwealth of Australia” above, we may, at our option, on the giving of not less than 30 nor more than 60 days’ notice to you, redeem the securities as a whole at a redemption price of 100% of the principal amount thereof with the accrued interest to the date fixed for redemption or that other redemption price as set forth in the applicable prospectus supplement.

Acceleration of Maturity

In the event of default in the payment of principal of or interest on any of the securities, other than our domestic A$ bonds, and the continuance of that default for a period of 30 days, or of default for 90 days after written notice by a holder of any securities to us at the office of the fiscal agent in the Borough of Manhattan, The City of New York, of a default in the performance of any other material covenant contained in the securities, each security will become due and payable at the option of the holder of that security upon written demand to us at the office of the fiscal agent, unless prior to the receipt of the written demand by the fiscal agent all defaults shall have been cured. No periodic evidence is required to be furnished by us to the fiscal agent as to the absence of defaults. Any provisions for the acceleration of maturity of the domestic A$ bonds will be set forth in the applicable prospectus supplement.

Modification

We may modify any of the terms or provisions contained in the securities, other than our domestic A$ bonds, of the same series in any way with the written consent of the holders of not less than 66 2/3% in principal amount of the securities of the same series at the time outstanding, provided that

•	if any of the modifications would change the terms of payment of the principal of, or any interest or premium on, any securities of the same series or affect the rights of holders of less than all the securities of the same series at the time outstanding, the consent of all holders of the securities of the same series is required and

•	if any modification would reduce the aforesaid percentage needed for authorization of the modification, the consent of all holders of the outstanding securities of the same series is required.

Guarantee of the Treasurer on Behalf of the Government of Queensland

By one or more Deeds of Guarantee (referred to herein collectively as the “guarantee”), given pursuant to Section 33 of the Act, the Treasurer of Queensland, on behalf of the Government of Queensland, will guarantee the payment of principal of, and any interest or premium on, the securities. The guarantee is a direct and unconditional obligation of the Government of Queensland, payable out of the Consolidated Fund, and will rank in parity with all of its other unsecured obligations. Our domestic A$ bonds (Inscribed Stock) are statutorily guaranteed as to payment of principal and interest pursuant to Section 32 of the Act.

Jurisdiction, Consent to Service and Enforceability

Unless otherwise specified in the applicable prospectus supplement, we and the Government of Queensland will appoint the fiscal agent, whose address in New York City will be set forth in the prospectus supplement, as the authorized agent upon whom process may be served in any action based on the securities which may be instituted in any state or federal court in The City or the State of New York by the holder of any security. That appointment shall be irrevocable until all amounts in respect of the principal and interest due and to become due on or in respect of all the securities have been paid, except that if, for any reason, the agent ceases to act as our or the Government of Queensland’s authorized agent, we or the Government of Queensland, as the case may be, will appoint another person in New York as its authorized agent. We and the Government of Queensland will expressly accept the jurisdiction of any such court in respect of the action. We and the Government of Queensland will irrevocably waive to the extent permitted by law any immunity from the jurisdiction of any such court (but not from execution or attachment or process in the nature thereof) to which it might otherwise be entitled in any action based upon the securities or the guarantee.

We and the Government of Queensland are also subject to suit in competent courts in Queensland and will irrevocably waive any immunity from the jurisdiction of any such court in any action based upon the securities or the guarantee.

Governing Law

The fiscal agency agreement, the guarantee and the securities will be governed by, and interpreted in accordance with, the laws of the State of New York, except that all matters governing our domestic A$ bonds and authorization and execution by us or the Government of Queensland and any statutory guarantee relating to any securities will be governed by the laws of Queensland.

PLAN OF DISTRIBUTION

We may sell securities

•	through underwriters or dealers,

•	directly, or

•	through agents.

Each prospectus supplement with respect to the securities we are offering will set forth the terms of the offering of the securities, including the name or names of any underwriters or agents, the price of the securities and the net proceeds to us from the sale, any underwriting discounts or other items constituting underwriters’ compensation, and discounts or concessions allowed or re-allowed or paid to dealers and any securities exchange on which the securities may be listed.

If underwriters are used in the sale, securities will be acquired by the underwriters for their own account and may be resold from time to time by them in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by one or more investment banking firms or others, as designated in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions and the underwriters will be obligated to purchase all securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Securities may be sold directly by us or through agents we designate from time to time. Any agent involved in the offer or sale of securities will be named, and any commissions payable by us to the agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring the securities for its own account.

Bearer securities are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a U.S. person except in certain transactions permitted by U.S. tax regulations.

If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the prospectus supplement plus accrued interest, if any, pursuant to delayed delivery contracts providing for payment and delivery on a date or dates stated in the prospectus supplement. If arranged by underwriters, each contract will be entered into on or prior to the date of delivery to the underwriters of the securities to be purchased by them. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to contracts shall not be less or more than, the respective amounts stated in the prospectus supplement. Institutions with which contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases these institutions must be approved by us. Contracts will not be subject to any conditions except that:

•	the purchase by an institution of securities covered by its contract will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject and

•	if the purchase is arranged by underwriters, the sale to underwriters of securities to be purchased by them pursuant to the applicable underwriting agreement will have been completed.

The underwriters and any other persons will not have any responsibility in respect of the validity or performance of the contracts. The principal amount of securities to be purchased by each underwriter will be reduced by the portion of the securities contracted to be sold pursuant to contracts allocated to the underwriter as provided in the agreement among underwriters relating to those securities.

Agents and underwriters may be entitled under agreement entered into with us to indemnification by us against certain civil liabilities, including liabilities under the United States Securities Act of 1933, or to contribution with respect to payment which the agents or underwriters may be required to make in respect thereof. Agents and underwriters in the ordinary course of business may engage in transactions with or perform services for us.

VALIDITY OF SECURITIES

AND GUARANTEE

The validity of the securities and the guarantee will be passed upon for us and the Treasurer on behalf of the Government of Queensland as to matters of the laws of the State of Queensland and the Commonwealth of Australia by the Crown Solicitor of Queensland, and as to matters of the laws of the State of New York, by Sullivan & Cromwell, New York, New York, counsel to the dealers. The opinions of the Crown Solicitor and Sullivan & Cromwell will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by us and the fiscal agent in connection with the issuance and sale of any particular security, the specific terms of securities and other matters which may affect the validity of securities but which cannot be ascertained on the date of the opinions. Sullivan & Cromwell has on occasion rendered legal services to us and the Government of Queensland.

EXPERTS AND PUBLIC

OFFICIAL DOCUMENTS

Information included herein which is designated as being taken from a publication of Queensland or Australia or an agency or instrumentality of either, is included herein on the authority of the publication as a public official document.

Our financial statements and those of Queensland as at and for various periods and included or incorporated into this prospectus, have been examined by the Auditor-General of Queensland, as set forth in the Auditor General’s Reports appearing elsewhere and incorporated herein and are included with the Auditor General’s consent and in reliance upon the Auditor General’s authority as an expert in accounting and auditing.

All other statements included in this prospectus, any prospectus supplement and the Form 18-K relating to us or Queensland have been reviewed by Mr. Gerard Bradley, Under Treasurer of the State of Queensland, and are included herein or therein on his authority.

AUTHORIZED AGENT IN THE

UNITED STATES

The authorized agent for us and Queensland in the United States is Ken Allen of the Australian Consulate-General, 150 East 42nd Street, 34th Floor, New York, New York 10117-5612.

FURTHER INFORMATION

If you require further information about us, our business address is:

Queensland Treasury Corporation

Level 14,

61 Mary Street

Brisbane, Queensland 4000

Australia

Telephone: (61 7) 3842-4600

A registration statement relating to the securities and the guarantee, which is on file with the SEC, contains further information.

HEAD OFFICE OF THE ISSUER

Minerals & Energy Centre

61 Mary Street,

Brisbane QLD 4000 Australia

OFFICE OF THE TREASURER ON BEHALF OF THE STATE OF QUEENSLAND

Level 9,

Executive Building

100 George Street,

Brisbane QLD 4000 Australia

LEGAL ADVISERS, To the Issuer

As to Australian taxation law	As to Australian law	As to English law
Allens Arthur Robinson The Chifley Tower 2 Chifley Square, Sydney NSW 2000	Crown Solicitor, the State of Queensland State Law Building 50 Ann Street, Brisbane QLD 4000	Allen & Overy One New Change, London EC4M 9QQ

FISCAL AGENT and LONDON PAYING, TRANSFER and AUTHENTICATING AGENT Deutsche Bank AG London Winchester House, 1 Great Winchester Street, London EC2N 2DB	LUXEMBOURG PAYING and TRANSFER AGENT Deutsche Bank Luxembourg S.A. 2 Boulevard Konrad Adenauer, L-1115 Luxembourg	NEW YORK PAYING, TRANSFER and AUTHENTICATING AGENT Deutsche Bank Trust Company Americas 60 Wall Street, New York, New York 10005

DEALERS

ABN AMRO Bank N.V. 250 Bishopsgate, London EC2M 4AA	ABN AMRO Incorporated Level 10, 1325 Avenue of the Americas New York, New York 10019-6026	Citigroup Global Markets Inc. 388 Greenwich Street, New York, New York 10013

Citigroup Global Markets Limited Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB	Commonwealth Bank of Australia Senator House, 85 Queen Victoria Street, London EC4V 4HA	Credit Suisse First Boston (Europe) Limited One Cabot Square, London E14 4QJ

Deutsche Bank AG London Winchester House, 1 Great Winchester Street, London EC2N 2DB	Deutsche Bank Securities Inc. 31 West 52nd Street, New York, New York 10019	Macquarie Bank Limited London Branch Level 30, City Point 1 Ropemaker Place London EC2Y 9HD

Macquarie Bank Equities (USA) Inc. 600 5th Avenue, 21st Floor, New York, New York 10020	National Australia Bank Limited 88 Wood Street, London EC2V 7QQ	Royal Bank of Canada Europe Limited 71 Queen Victoria Street, London EC4V 4DE

The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square, London EC2A 1DB	UBS Limited 1 Finsbury Avenue, London EC2M 2PP	Westpac Banking Corporation 63 St Mary Axe, London EC3A 8LE

LUXEMBOURG LISTING AGENT Deutsche Bank Luxembourg S.A. 2 Boulevard Konrad Adenauer L-1115 Luxembourg	LEGAL ADVISERS, To the Dealers As to U.S. law Sullivan & Cromwell Level 32 101 Collins Street Melbourne VIC 3000

A$10,000,000,000

QUEENSLAND TREASURY CORPORATION

Global A$ Bond Facility

Guaranteed by

The Treasurer on behalf of

The Government of Queensland

PROSPECTUS SUPPLEMENT

Deutsche Bank Securities

UBS Investment Bank

ABN AMRO

ABN AMRO Incorporated

Citigroup

Commonwealth Bank of Australia

Credit Suisse First Boston

Deutsche Bank

Macquarie Bank Limited London Branch

Macquarie Equities (USA) Inc.

National Australia Bank

RBC Capital Markets

TD Securities*

Westpac Banking Corporation

November 25, 2003

*	Tradename of The Toronto-Dominion Bank.